UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Registration No. 333-163290

PEOPLESTRING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

7389
(Primary Standard Industrial Classification Code Number)

90-0436540
(I.R.S. Employer Identification No.)

157 Broad Street, Suite 109 Red Bank, NJ 07701 Fax: (732) 741-2842
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Darin M. Myman 157 Broad Street, Suite 109 Red Bank, NJ 07701 Fax: (732) 741-2842
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, NJ 07726 Tel. No.: (732) 409-1212 Fax No.: (732) 577-1188

From time to time after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Title of Each Class Of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price per share	Proposed Maximum Aggregate Offering Price	Amount of Registration fee

Common Stock, $0.00001 par value per share	2,400,000	$0.50 (3)	$1,200,000(3)	$139.32

Common Stock, $0.00001 par value per share, issuable upon exercise of investor’s Series A warrants	1,200,000	$0.70 (4)	$840,000 (4)	$97.52

Common Stock, $0.00001 par value per share, issuable upon exercise of investor’s Series B warrants	2,400,000	$0.50 (4)	$1,200,000(4)	$139.32

Common Stock$0.00001 par value per share, issuable upon exercise of investor’s Series C warrants	1,200,000	$0.70 (4)	$840,000 (4)	$97.52

Common Stock$0.00001 par value per share (5)	250,000	$0.40 (5)	$100,000(5)	$11.61

TOTAL	7,450,000(2)	$4,180,000	$485.29

 (1)         This Registration Statement covers the resale by our selling shareholders of (1) up to 2,400,000 shares of common stock issued at a price of $0.50 per share (the “Purchased Shares”) that were issued in pursuant to a securities purchase agreement (the “Securities Purchase Agreement”); (2) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series A investor’s warrants (the “Series A Investor Warrants”) at an exercise price of $0.70 per share, that were issued pursuant to the Securities Purchase Agreement in connection with the private placement closed on May 23, 2011; (3) up to 2,400,000 shares of common stock issuable upon exercise of outstanding Series B investor’s warrants (the “Series B Investor Warrants”) at an exercise price of $0.50 per share, that were issued pursuant to the Securities Purchase Agreement; (4) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series C investor’s warrants (the “Series C Investor Warrants”) at an exercise price of $0.70 per share, that were issued pursuant to the Securities Purchase Agreement; and (5) 250,000 shares being registered on behalf of Cougar Trading, LLC, which we granted piggy back registration rights agreement to register 250,000 shares of PeopleString Common Stock.

(2)           In the event that the total number of common shares registered herein (the “Registrable Securities”) exceeds the limitation set forth pursuant to Rule 415, the number of Registrable Securities to be registered herein first, the Company shall reduce or eliminate any securities to be included by any person other than a holder of securities issued pursuant to the Securities Purchase Agreement, and second the Company shall reduce Registrable Securities represented by Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders).

(3)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). The proposed maximum offering price is determined by the offering price of the common shares in the private placement completed on May 23, 2011.

(4)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g).  The proposed maximum offering price is determined by the offering price of the common shares in the private placement completed on May 23, 2011.

(5)           These shares are being registered on behalf of Cougar Trading, LLC, which has a piggy back registration rights agreement for 250,000 shares of PeopleString Common Stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

 PRELIMINARY PROSPECTUS
Subject to completion, dated June 16, 2011

PEOPLESTRING CORPORATION

7,450,000 SHARES OF COMMON STOCK

This prospectus relates to the resale by selling security holders of 7,450,000 shares of our common stock, $0.00001 par value, including (1) 2,400,000 shares of common stock issued at a price of $0.50 per share (the “Purchased Shares”), (2) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series A investor’s warrants (the “Series A Investor Warrants”) at an exercise price of $0.70 per share, that were issued in pursuant to the Securities Purchase Agreement; (3) up to 2,400,000 shares of common stock issuable upon exercise of outstanding Series B investor’s warrants (the “Series B Investor Warrants”) at an exercise price of $0.50 per share, that were issued in pursuant to the Securities Purchase Agreement; (4) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series C investor’s warrants (the “Series C Investor Warrants”) at an exercise price of $0.70 per share, that were issued in pursuant to the Securities Purchase Agreement; and (5) 250,000 shares of our common stock issued to Cougar Trading, LLC. Copies of the Securities Purchase Agreement, Form of Series A Warrant, Form of Series B Warrant, Form of Series C Warrant, Registration Rights Agreement and Engagement Agreement are incorporated herein as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6.

We are not selling any shares of our common stock in this offering and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus.  All of the net proceeds from the sale of our common stock will go to the selling security holders. We may, however, receive proceeds in the event that some or all of the Warrants held by the selling security holders are exercised for cash.

The selling security holders may sell common stock from time to time at prices established on the OTCBB or as negotiated in private transactions, or as otherwise described under the heading “Plan of Distribution.” The common stock may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling security holders. The selling security holders may engage brokers, dealers or agents who may receive commissions or discounts from the selling security holders. We will pay all the expenses incident to the registration of the shares; however, we will not pay for sales commissions or other expenses applicable to the sale of our common stock registered hereunder.

Our common stock is quoted on the OTCBB under the symbol “PLPE.OB.” On May 23, 2011, the closing bid price of our common stock was $0.50 per share. These prices will fluctuate based on the demand for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 to read about factors you should consider before investing in shares of our common stock.

 NEITHER THE SECURITIES & EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus is: June 16, 2011

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus.  We have not authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “PeopleString” refers to PeopleString Corporation and its subsidiary. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our common stock.

Overview of Our Business

PeopleString began as a technology firm, that created an incentive-based social network which allows users to aggregate and share the revenue generated from their online activities, communication and social networking through its website located at www.PeopleString.com. The Company’s “InstaPortal” technology helps users design slices of Internet sites they wish to capture and have those slices appear in a convenient, home page. PeopleString has also developed a service, PeopleDeals & Marketplace Platform, which enables marketers, from local merchants to global brands, to utilize social media as part of their marketing operations. In addition to aggregating deals for consumers by criteria, such as geographical location or interest, the PeopleDeals Platform encourages consumers to share deals within their networks through PeopleString’s “shareItUp” technology.

The PeopleString Social Network allows individuals, entrepreneurs and small businesses to manage and aggregate their personal, business and social communications into one user-friendly online dashboard. PeopleString provides the tools necessary to manage and streamline social networking into an easy-to-use command center with useful features. Revenues are generated through the use of email, Internet searches, watching videos, shopping rewards programs and our proprietary, opt-in direct mail program.

The multi-tiered affiliate program has significantly helped increase membership and revenues in our business. Rather than using traditional advertising and marketing methods, we chose to create a multi-tiered affiliate program to develop new customers. Once a user is referred and signed up, they are part of the multi-tiered affiliate program. Every time the user earns money, whether it be by viewing an ad, performing an Internet search, shopping through our Web site, receiving a piece of direct mail or using one of our premium services, the initial user that referred the new user will earn money, as well as those in the tiered affiliate program above them for five levels.

In January 2011, we introduced an InstaPortal technology that allows users to view continuously updating slices of their favorite websites on their PeopleString homepage. Increased ‘stickiness,’ or the incentive to remain on PeopleString’s website, on the PeopleString website may lead to increased traffic, page views and advertising, affiliate and product/services revenue.

In April 2011, the PeopleDeals & Marketplace Platform was introduced to allow businesses to utilize new social marketing tools to create direct social connections between the businesses and consumers in order to increase brand awareness, customer loyalty and/or increased sales. Merchants create unique social applications, attract and retain customers and leverage their social connections. Merchants can leverage their social connections through PeopleString, email and other social networks to reach potential customers with special offers.

PeopleString’s patent pending “shareItUp” technology allows any business to instantly create social coupons and deals that change in value the more they are shared. By leveraging their customers’ social networks, business can amplify their marketing by encouraging customers to share the message into new social circles. The coupon and deal incentives, combined with trusted recommendations from friends, can motivate consumer trial and cross-purchase transactions both online and in-store.

PeopleString offers multiple tiers of the PeopleDeals Platform. A basic, free service has been set up as a trial for local merchants who are contemplating moving their marketing from local mail to an online, social platform. A professional service allows merchants to create and modify deals instantly based on real-time feedback while avoiding revenue reductions of up to 75% which may occur with some online deal sites, such as Groupon or LivingSocial. The deluxe service provides convenience by letting businesses outsource their social media campaigns. Finally, the enterprise service provides the flexibility often needed by large businesses to customize their promotional efforts to target select consumers with their amplified reach.

We promote our service and products primarily through word of mouth by our members to potential members. We augment this viral marketing with tools that our members can leverage to help recruit additional members, including hosted landing pages and collateral. We also allow ‘up-line’ members to volunteer to lead webinars where they can work more closely with potential members.

While we have not advertised to date, we may initiate branding and/or direct response campaigns in the future, including messaging and email tag lines, organic search, paid search, banners, blogs, social networks, video and other viral tactics, multimedia, print, and radio as well as through alliances with marketing affiliates.

Our promotions may also include partnerships, hosting, private label, co-branded solutions and software as a service (“SaaS”). Web publishers and content sites may offer our services to their existing registered member base as well as all future members that register. Web publishers and content sites are responsible for marketing. PeopleString receives advertising revenue associated with these marketing affiliations and may also receive premium fees when registered members upgrade service.  In conjunction with contracts to provide services to marketing affiliates, PeopleString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates.

In order for us to grow our business and increase our revenue, it is critical for us to attract and retain new users. For us to increase our revenue, we need to establish a large customer base. A large customer base of our free services provides us with more opportunities to sell our premium services, which could result in increased revenue.  In addition, a large customer base may allow us to increase our advertising rates and attract other Internet based advertising and marketing firms to advertise and form marketing affiliations with us, which could result in increased advertising and product fee revenues.

Certain criteria we review to measure our performance is set forth below:

• the number of first time users of our social network;
• the number of repeated users of our social network;
• the number of free users;
• the number of paid users; and
• the number of referrals by each of our users.

Company Information

We were incorporated on January 2, 2009, pursuant to the laws of the State of Delaware. Our principal executive offices are located at 157 Broad Street, Suite 109, Red Bank, NJ 07701 and our telephone number is (732) 741-2840. Our Internet address is www.PeopleString.com.

The Offering

Selling Security Holders:
The selling stockholders named in this prospectus are existing stockholders of PeopleString who purchased shares of our common stock in a private placement transaction completed on May 23, 2011. The issuance of the shares by us to the selling stockholders was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). See “Selling Security Holders.”

Securities Being Offered:
(1) Up to 2,400,000 shares of common stock issued at a price of $0.50 per share (the “Purchased Shares”), (2) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series A investor’s warrants (the “Series A Investor Warrants”) at an exercise price of $0.70 per share, that were issued in pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) in connection with the private placement closed on May 23, 2011; (3) up to 2,400,000 shares of common stock issuable upon exercise of outstanding Series B investor’s warrants (the “Series B Investor Warrants”) at an exercise price of $0.50 per share, that were issued in pursuant to the Securities Purchase Agreement; (4) up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series C investor’s warrants (the “Series C Investor Warrants”) at an exercise price of $0.70 per share, that were issued in pursuant to the Securities Purchase Agreement; and (5) 250,000 shares being registered on behalf of Cougar Trading, LLC, which we granted piggy back registration rights agreement to register 250,000 shares of PeopleString Common Stock.

Offering Price:
The selling stockholders acquired the shares directly from our company in private offerings that were exempt from the registration requirements of the Securities Act of 1933. Our common stock is quoted on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “PLPE.OB” and is not currently listed or quoted for trading on any national securities exchange. Common stock being registered in this registration statement may be sold by selling security holders at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Minimum Number of Shares To Be Sold in This Offering:	None.
Common stock outstanding before the offering	34,618,500 shares as of May 23, 2011.
Common stock outstanding after the offering (including the Warrant Shares )	41,818,500
Use of Proceeds:
We are not selling any shares of the common stock covered by this prospectus, and, as a result, will not receive any proceeds from this offering. We may, however, receive proceeds in the event that some or all of the Warrants held by the selling security holders are exercised for cash. The proceeds from the exercise of such Warrants, if any, will be used for working capital and other general corporate purposes.

Risk Factors:	See “Risk Factors” below and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

Summary Financial Information

The following summary financial data of PeopleString as of December 31, 2010 are derived from the audited consolidated financial statements of PeopleString. The financial data of PeopleString as of March 31, 2011 are derived from the consolidated financial statements of PeopleString that have not been audited by independent accountants. However, in the opinion of management, the summary financial data as of March 31, 2011 includes all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the data. Operating results for the year ended December 31, 2010 and the three months ended March 31, 2011 are not necessarily indicative of results that may be expected for any other period. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in this prospectus.

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
BALANCE SHEET DATA
Total Assets	$437,916	$613,236
Total Liabilities	298,653	312,641
Stockholder's equity	$139,263	$300,595

	Three
	Months	Year
	Ended	Ended
	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
OPERATING DATA
Revenue	$276,301	$2,652,418
Net earnings (loss)	(255,986)	52,644
Net earnings (loss) per common share	$(0.01)	$0.00

For the year ended December 31, 2010 we operated at a gain. For the period January 2, 2009 (Date of Formation) through December 31, 2010, we operated at a loss. We cannot assure that we will operate at a profit in the future.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, if we publicly trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our key executive officers and directors are also key executives and board members of BigString Corporation, which may create potential conflicts of interest.

BigString Corporation is an email service provider in which Darin M. Myman is the Chief Executive Officer and a Director, Robert S. DeMeulemeester is the Chief Financial Officer and a Director, and Adam M. Kotkin is a Director.  PeopleString is a social networking company with a multi-tiered affiliate program that shares revenue generated through the social network with PeopleString’s users. PeopleString began as a wholly-owned subsidiary of BigString Corporation (“BigString”), a public company, but as of March 31, 2011, BigString owned approximately 17.69% of PeopleString’s outstanding common stock. PeopleString utilizes BigString’s messaging technology for email; these services are non-material to the operation or continued operation of PeopleString Corporation, some of the key executive officers and the entire board of directors is currently the same for both PeopleString Corporation and BigString Corporation which may create potential conflicts of interest.

If we do not attract qualified personnel, we may not be successful in our business.

We will be dependent upon our executive officers and board of directors who have other commitments and cannot devote their full attention to the Company. Nevertheless, the loss of any of the foregoing individuals could have a material adverse effect upon the Company's business prospects and prohibit the Company from successfully achieving its goals. Moreover our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. The competition for web developers, creative personnel and technical directors is especially intense because of the high demand for such individuals. If we are unable to hire, assimilate and retain such qualified personnel in the future, such inability would have a material adverse effect on our business, operating results and financial condition. The Company may also depend on Third party contractors and other partners to further develop its website and proprietary technologies as well as any future enhancements thereto. There can be no assurance that we will be successful in either attracting and retaining qualified personnel, or creating arrangements with such Third parties. The failure to succeed in these endeavors will have a material adverse effect on the Company and its ability to consummate its business plans.

Our key personnel may provide only limited amounts of time to our business, which may cause our business to fail.

Our future ability to execute our business plan depends upon the continued service of our executive officers, including Darin M. Myman, our President and Chief Executive Officer, Robert S. DeMeulemeester, our Executive Vice President, Chief Financial Officer and Treasurer, Adam M. Kotkin, our Chief Operating Officer and Secretary, and other key technology, marketing, sales and support personnel or other employees, two of whom are also executive officers of BigString Corporation and one of whom is also an executive officer of Apps Genius Corporation and as such may be limited in the amount of time they can devote to the Company; however, they plan on devoting a minimum of twenty hours per week to the Company. We currently do not have any employment agreements with our key personnel. However, key technology support personnel are required to enter into a non-disclosure, non-competition and assignment of inventions agreement with PeopleString, which provides, among other things, that the employee will not compete with us or solicit any of our customers or employees for a period of one year after his or her employment terminates for any reason. If we lost the services of one or more of our key personnel, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected. In particular, the services of key members of our research and development team would be difficult to replace. We cannot assure that we will be able to retain or replace our key personnel.

Limitations on director and officer liability and indemnification of our Company’s officers and directors by us may discourage stockholders from bringing suit against an officer or director, which may reduce the likelihood of derivative litigation by stockholders against a director.

Our Company’s articles of incorporation and bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director.

If the website fails to gain market acceptance, we may not have sufficient capital to pay our expenses and to continue to operate and our business may fail.

Our ultimate success will depend on generating revenues from the advertisement placements on the website and sale of services through the website. We have no direct advertising sales of our own. All of our advertising revenue is dependent on independent third parties. As a result, if we do not generate enough users, we may be unable to generate sufficient advertising for our site. We may not achieve and sustain market acceptance sufficient to generate revenues to cover our costs and allow us to become profitable or even continue to operate.

We could be subjected to claims and incur compliance costs related to improper conduct by users of our website, which may be very expensive.

We operate a website that facilitates social interaction among users, which can facilitate unlawful behavior by these users. The terms of use of our website prohibits a broad range of unlawful or undesirable conduct. While we have put in place a variety of measures to enforce these terms of use, the nature of online social interaction poses enforcement challenges. We may be unable to block access in all instances to users who are determined to gain access to our sites for improper motives. Although we do not believe that current law subjects us to liability for the activities of such users, this area of law is unsettled. Claims may be threatened or brought against us using various legal theories based on the nature and content of information that may be posted online or generated by our users. Investigating and defending any of these types of claims could be expensive, even to the extent that the claims do not ultimately result in liability.

We may be dependent on third parties to add new features and expand the website and proprietary technologies, and any increased costs associated with third party developers or any delay or interruption in production could cause us to lose revenues and be unable to continue operations.

We may need to rely on third parties to add new features and expand portions of the website and proprietary technologies. The costs associated with relying on third parties may increase our development costs and negatively affect our ability to operate. Since we have less control over a third party because we cannot control the developer’s personnel, schedule or resources, we may experience delays in finalizing upgrades to the website. In addition, aspects of the website and proprietary technologies may not match our expectations. If this happens we could lose anticipated revenues from the website and may not have the capital necessary to continue our operations. In addition, we may be required to rely on certain technology that we will license from third parties, including technology that we integrate and use with our internally developed technology. We cannot provide any assurances that these third party technology licenses will be available to us on commercially reasonable terms. The inability to establish any of these technology licenses, or the loss of such licenses if established, could result in delays in completing upgrades to our website and proprietary technologies until equivalent technology could be identified, licensed and integrated. Any such delays could materially adversely affect our business, operating results and financial condition. For instance, we plan upgrades to our advertising platform. Any delays to adding new features to the advertising platform could materially affect planned revenues.

We operate in a highly competitive industry and compete against many large companies which could harm our business.

Many companies worldwide are dedicated to social networking and similar services related to social networking. We expect more companies to enter this industry. Our competitors vary in size from small companies to very large companies with dominant market shares and substantial financial resources. The Company’s website will be in competition with these companies, such as facebook, MySpace and Okrut, and others. Many of our competitors have significantly greater financial, marketing and development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new technologies, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our developers to the same degree as certain of our competitors. As the social networking services in many of our proposed markets are relatively new and rapidly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of our competitors may offer products and services that have significant performance, price, creativity and/or other advantages over our website and technologies. These products and services may significantly affect the demand for our services. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic relationships with larger, longer-established and better-financed companies and therefore obtain significantly greater financial, marketing and technology licensing and development resources than we have. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.

Unexpected network interruptions, security breaches or computer virus attacks could harm our business.

The Company may be required to develop and maintain a substantial computer network infrastructure in order to protect the website and proprietary technologies. Any failure to maintain satisfactory performance, reliability, security and availability of such network infrastructure, whether maintained by us or by third parties, may cause significant harm to our ability to attract and maintain users for our services. Major risks relating to any such future network infrastructure include:

•
any breakdowns or system failures, including from fire, flood, earthquake, typhoon or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers; and

•	any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment, and the inadvertent transmission of computer viruses.

Any of the foregoing factors could reduce a future users’ satisfaction, harm our business and reputation, have a material adverse effect on our financial condition and results of operations and result in the loss of an investor’s entire investment.

Our lack of patent and/or copyright protection and any unauthorized use of the website and/or proprietary technologies by third parties may harm our business.

We have filed provisional patent applications, “Method and Apparatus for Web Page Glancing” and “System and Method for Implementing a Social Coupon String” and service mark applications. However, as of the date of this filing, we have not received a patent and/or trademark protection for our website, planned proprietary technologies and/or planned products. Presently we intend to rely on trade secret protection and/or confidentiality agreements with our key technology support personnel, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization. This risk may be increased due to the lack of any patent and/or copyright protection. If any of our proprietary rights are misappropriated or we are forced to defend our intellectual property rights, we will have to incur substantial costs. Such litigation could result in substantial costs and diversion of our resources, including diverting the time and effort of our senior management, and could disrupt our business, as well as have a material adverse effect on our business, prospects, financial condition and results of operations. Management will from time to time determine whether applying for patent and copyright protection is appropriate for us. We have no guarantee that, if filed, any applications will be granted or, if awarded, whether they will offer us any meaningful protection from other companies in our business. Furthermore, any patent or copyrights that we may be granted may be held by a court to infringe on the intellectual property rights of others and subject us to awards for damages.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources to defend such claims and/or lawsuits against us and could harm our business.

We cannot be certain that the website and proprietary technologies will not infringe upon patents, copyrights or other intellectual property rights held by third parties. While we know of no basis for any claims of this type, the existence of and ownership of intellectual property can be difficult to verify and we have not made an exhaustive search of all patent filings. Additionally, most patent applications are kept confidential for twelve to eighteen months, or longer, and we would not be able to be aware of potentially conflicting claims that they make. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative technology or obtain other licenses. In addition, we may incur substantial expenses in defending against these third party infringement claims and be diverted from devoting time to our business and operational issues, regardless of the merits of any such claim. Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations.

Our future growth is largely dependent upon our ability to develop technologies that achieve market acceptance with acceptable margins and if we do not develop such technologies, our business could fail.

Our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop and maintain competitive products; create our website and proprietary technologies with innovative features that differentiate our products from those of our competitors; and develop, manufacture and bring products to market quickly and cost-effectively. Our ability to further develop the website and proprietary technologies will require substantial technological innovation and requires the investment of significant resources. These development efforts may not lead to the complete development of the website and/or proprietary technologies on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we anticipate. The failure of our products to gain market acceptance or their obsolescence due to more attractive offerings by competitors could significantly reduce our revenues and adversely affect our business, operations and financial results.

We may incur substantial unanticipated costs related to our website and proprietary technologies and if we are unable to finance such costs, our business could fail.

Due to changes in technology, new product announcements, competitive pressures, system design and/or other specifications we may be required to change the current plans for our website and proprietary technologies. Therefore, we cannot provide any assurances that the website and proprietary technologies can be completed within our projections. In case of budget over-runs and additional expansions, we may choose to finance such capital expenditures through the issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism. If we choose to seek financing for such expenditures, we cannot provide any assurances that such financing will be available on terms reasonably acceptable to us or at all.

Any capacity constraints or system disruptions could result in the loss of business.

Our business will rely significantly on Internet technologies and infrastructure. Additionally, we are dependent on a third party email service provider for our email and website hosting. Therefore, the performance and reliability of our Internet sites and network infrastructure will be critical to our ability to attract and retain users, advertisers, merchants and strategic partners. Any system error or failure, or a sudden and significant increase in traffic, may result in the unavailability of sites and significantly delay response times. Individual, sustained or repeated occurrences could result in a loss of potential or existing users, advertisers or strategic partners and we could seriously damage our business.

Our systems and operations will be vulnerable to interruption or malfunction due to certain events beyond our control, including natural disasters, telecommunications failures, hardware and software failures and computer hacking. We will also rely on Web browsers and online service providers to provide Internet access to our sites. There can be no assurance that we will be able to expand our network infrastructure, either ourselves or through use of third-party hosting systems or service providers, on a timely basis sufficient to meet demand. We may also have to build redundant facilities or systems, produce a formal disaster recovery plan and possibly obtain sufficient business interruption insurance to compensate for losses that may occur. Any interruption to our systems or operations could have a material adverse effect on our business and our ability to retain users, advertisers and strategic partners. Currently, we do not have the above-stated plans in place.

Natural disasters can result in the loss of our business.

Our operations and services depend on the extent to which our computer equipment and the computer equipment of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events.

Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our headquarters or a third-party provider could cause interruptions in the services that we provide. If disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain fully redundant or back-up Internet services or backbone facilities or other fully redundant computing and telecommunications facilities. Any accident, incident, system failure, or discontinuance of operations involving our network or a third-party network that causes interruptions in our operations could have a material adverse effect on our ability to provide services to our customers and, in turn, on our business, financial condition, and results of operations.

Disruptions in broadband services may harm our business.

The Company will rely on broadband providers to provide high speed data communications capacity to our customers. The Company may experience disruptions or capacity constraints in these Broadband services. If disruptions or capacity constraints occur, the Company may have no means of replacing these services, on a timely basis or at all. In addition, broadband access may be limited or unavailable in certain areas, thereby reducing our potential market.

As a public company, we incur substantial expenses which could have a detrimental effect on our business and finances, the value of our stock and the ability of stockholders to resell their stock.

Since we will are subject to the information and reporting requirements pursuant to Section 15(d) of the Exchange Act, but will not be subject to other disclosure requirements such as the proxy rules, going private rules and many tender offer provisions our stockholders will not have access to the short-swing reporting and profit receiving protections or information that is provided by beneficial ownership reporting requirements of the U.S. securities laws. Recent SEC regulation has also substantially increased the accounting, legal, and other costs related to becoming and remaining an SEC reporting company. If we do not have current information about our company available to market makers, they will not be able to trade our stock. The public company costs of preparing and filing annual and quarterly reports, and other information with the SEC and furnishing audited reports to stockholders, will cause our expenses to be higher than they would be if we were privately-held. In addition, we are incurring substantial expenses in connection with the preparation of this Registration Statement. These increased costs may be material and may include the hiring of additional employees and/or the retention of additional advisors and professionals. Our failure to comply with the federal securities laws could result in private or governmental legal action against us and/or our officers and directors, which could have a detrimental effect on our business and finances, the value of our stock, and the ability of stockholders to resell their stock.

We may be exposed to potential risks, penalties and expenses resulting from new requirements under the Sarbanes-Oxley Act of 2002.

In addition to the costs of compliance with having our Shares listed on the OTC Bulletin Board, there are substantial penalties that could be imposed upon us if we fail to comply with all of regulatory requirements. In particular, under the Sarbanes-Oxley Act of 2002 we may be required to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. Furthermore, our independent registered public accounting firm may be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase the Shares.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase Shares.

Because we are subject to the “Penny Stock” the level of trading activity in the Shares may be reduced and shareholders may be unable to sell their Shares.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on FINRA). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in the Shares may find it difficult to sell their Shares.

Investors will find it hard to sell their shares if we are not current in our filings with the SEC.

Since the Shares are quoted on the OTC Bulletin Board, we are required to remain current in our filings with the SEC in order for the Shares to maintain our eligibility for quotation on the OTC Bulletin Board. In the event that we become delinquent in our required filings with the SEC, quotation of the Shares will be terminated following a 30 day grace period if we do not make our required filing during that time. If the Shares are not eligible for quotation on the OTC Bulletin Board, investors in the Shares may find it difficult to sell their Shares.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements, which relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts” or “potential” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” beginning on page 8 that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

We will not receive any proceeds from the sale of common stock by the selling security holders. All of the net proceeds from the resale of our common stock will go to the selling security holders as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.”  We have agreed to bear the expenses relating to the registration of the common stock for the selling security holders.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of the Warrants. We may receive proceeds in the event some or all of the Warrants held by the selling security holders are exercised for cash. Any proceeds received from the exercise of the warrants will be used for working capital and other general corporate purposes.

Determination of Offering Price

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling security holders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

Dilution

The selling security holders are offering for resale common shares underlying the outstanding Warrants. To the extent such Warrants are exercised, the existing shareholder will experience dilution to their ownership interests in us.

Selling Security Holders

The common shares being offered for resale by the selling security holders consist of 7,450,000 shares of our common stock held by 10 holders. These holders were investors in our private placement which closed on May 23, 2011 for the sale of 2,400,000 shares of our common stock and Series A Warrants, Series B Warrants and Series C Warrants exercisable into 4,800,000 shares of common stock, and one holder of 250,000 shares that have piggy back registration rights.

The following table sets forth the name of the selling security holders, the number of shares of common stock beneficially owned by each of the selling stockholders as of June 16, 2011 and the number of shares of common stock being offered by the selling stockholders.  The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus.  All information with respect to share ownership has been furnished by the selling stockholders.

Name	Shares Beneficially Owned Prior to Offering	Shares to be Offered	Amount Beneficially Owned after Offering	Percentage Beneficially Owned after Offering
Carpe Diem Capital Management, LLC (1)	1,200,000	1,200,000	0	0%
Robert S. Colman Trust (2)	425,000	300,000	125,000	0.3%
Cranshire Capital LP (3)	540,000	540,000	0	0%
Freestone Advantage Partners LP (4)	60,000	60,000	0	0%
GCA Strategic Investment Fund Limited (5)	3,000,000	3,000,000	0	0%
Iroquois Master Fund Ltd (6)	300,000	300,000	0	0%
Maz Partners LP (7)	750,000	750,000	0	0%
Pyramid Trading Limited Partnership (8)	600,000	600,000	0	0%
Richard Molinsky (9)	150,000	150,000	0	0%
Warberg Opportunistic Trading Fund LP (10)	300,000	300,000	0	0%
Cougar Trading, LLC (11)	250,000	250,000	0	0%

(1)
Consists of 400,000 shares of our common stock, 200,000 shares of our common stock underlying Series A Warrants, 400,000 shares of our common stock underlying the Series B Warrants and 200,000 shares of our common stock underlying the Series C Warrants. John Ziegelman is the President of Carpe Diem Capital Management, LLC (“Carpe Diem”) and consequently has voting control and investment discretion over securities held by Carpe Diem. As a result of the foregoing, Mr. Ziegelman may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Carpe Diem. The address for the selling stockholder is 3400 N Lake Shore Dr, #2A, Chicago, IL 60657.

(2)
Consists of 225,000 shares of our common stock, 50,000 shares of our common stock underlying the Series A Warrants, 100,000 shares of our common stock underlying the Series B Warrants and 50,000 shares of our common stock underlying the Series C Warrants.. Robert S. Colman is the Trustee of Robert S. Colman Trust and consequently has voting control and investment discretion over securities held by Robert S. Colman Trust. As a result of the foregoing, Mr. Colman may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Robert S. Colman Trust. The address for the selling stockholder is P.O. Box 7370, Ketchum, ID 83340.

(3)
Consists of 180,000 shares of our common stock, 90,000 shares of our common stock underlying the Series A Warrants, 180,000 shares of our common stock underlying the Series B Warrants and 90,000 shares of our common stock underlying the Series C Warrants.. Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire. The address for the selling stockholder is 3100 Dundee Road, Ste. 703, Northbrook, IL 60062.

(4)
Consists of 20,000 shares of our common stock, 10,000 shares of our common stock underlying Series A Warrants, 20,000 shares of our common stock underlying the Series B Warrants and 10,000 shares of our common stock underlying the Series C Warrants. Downsview Capital, Inc. (“Downsview”) is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Freestone Advantage Partners, LP. The address for the selling stockholder is 3100 Dundee Road, Ste. 703, Northbrook, IL 60062.

(5)
Consists of 1,000,000 shares of our common stock, 500,000 shares of our common stock underlying Series A Warrants, 1,000,000 shares of our common stock underlying the Series B Warrants and 500,000 shares of our common stock underlying the Series C Warrants. Lewis N. Lester is the Director of GCA Strategic Investment Fund Limited (“GCA”) and consequently has voting control and investment discretion over securities held by GCA. As a result of the foregoing, Mr. Lester may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by GCA. The address for the selling stockholder is GCA Strategic Investment Fund Limited C/O Global Capital Advisors, P.O. Box 457, Estate Manning Bay, Frederiksted USVI 00841.

(6)
Consists of 100,000 shares of our common stock, 50,000 shares of our common stock underlying Series A Warrants, 100,000 shares of our common stock underlying the Series B Warrants and 50,000 shares of our common stock underlying the Series C Warrants. Richard Abbe is the Director of Iroquois Master Fund Ltd. (“Iroquois”) and consequently has voting control and investment discretion over securities held by Iroquois. As a result of the foregoing, Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Iroquois. The address for the selling stockholder is 641 Lexington Ave., 26th Floor, New York, New York 10022.

(7)
Consists of 250,000 shares of our common stock, 125,000 shares of our common stock underlying Series A Warrants, 250,000 shares of our common stock underlying the Series B Warrants and 125,000 shares of our common stock underlying the Series C Warrants. Walter Schenker is the Principal of Maz Partners LP (“Maz”) and consequently has voting control and investment discretion over securities held by Maz. As a result of the foregoing, Mr. Schenker may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Maz. The address for the selling stockholder is Maz Capital Advisors, 7 Century Drive, Suite 201, Parsippany, NJ 07054.

(8)
Consists of 200,000 shares of our common stock, 100,000 shares of our common stock underlying Series A Warrants, 200,000 shares of our common stock underlying the Series B Warrants and 100,000 shares of our common stock underlying the Series C Warrants. Daniel Asher is the Principal of Pyramid Trading Limited Partnership (“Pyramid”) and consequently has voting control and investment discretion over securities held by Pyramid. As a result of the foregoing, Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Pyramid. The address for the selling stockholder is Pyramid Trading Limited Partnership, 111 West Jackson Blvd., 20th Floor, Chicago, IL 60604.

(9)
Consists of 50,000 shares of our common stock, 25,000 shares of our common stock underlying Series A Warrants, 50,000 shares of our common stock underlying the Series B Warrants and 25,000 shares of our common stock underlying the Series C Warrants. Richard Molinsky holds these shares individually.

(10)
Consists of 100,000 shares of our common stock, 50,000 shares of our common stock underlying Series A Warrants, 100,000 shares of our common stock underlying the Series B Warrants and 50,000 shares of our common stock underlying the Series C Warrants. Daniel Warsh is the Manager of Warberg Opportunistic Trading Fund LP (“Warberg”) and consequently has voting control and investment discretion over securities held by Warberg. As a result of the foregoing, Mr. Warsh may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Warberg. The address for the selling stockholder is Warberg Opportunistic Trading Fund LP, 716 Oak St., Winnetka, IL 60093.

(11)	As of March 16, 2011, Cougar Trading, LLC has a registration rights agreement for 250,000 shares of PeopleString Common Stock.

To our knowledge, none of the selling shareholders or their beneficial owners:

-	has had a material relationship with us other than as a shareholder at any time within the past three years; or
-	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates
-	are broker-dealers or affiliated with broker-dealers.

PLAN OF DISTRIBUTION

The common shares being offered for resale by the selling security holders consist of 7,450,000 shares of our common stock held by (i) 8 holders who were investors in our private placement of $1,200,000, through the sale of 2,400,000 shares of our common stock and Series A Warrants, Series B Warrants and Series C Warrants exercisable into 4,800,000 shares of common stock that we closed on May 23, 2011; and (ii) Cougar Trading, LLC, a holder of 250,000 shares of our Common Stock.

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Description of Securities

Our authorized capital stock consists of 250,000,000 shares of PeopleString’s common stock, par value $0.00001 per share. As of June 16, 2011, a total of 34,618,500 shares of PeopleString’s common stock are issued and outstanding, held by 78 registered stockholders and there were 16,619,500 shares of common stock subject to outstanding stock options.

 (a)           Common Stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights.

(b)            Investor Warrants. In the private placement offering closed on May 23, 2011, we issued Series A Investor Warrants, Series B Investor Warrants and Series C Investor Warrants (collectively, the “Warrants”).  Specifically, we issued Series A Investor Warrants which provides the investor with up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series A investor’s warrants at an exercise price of $0.70 per share, that were issued in pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) in connection with the private placement closed on May 23, 2011; we issued Series B Investor Warrants which provides the investor with up to 2,400,000 shares of common stock issuable upon exercise of outstanding Series B Investor Warrants at an exercise price of $0.50 per share, that were issued in pursuant to the Securities Purchase Agreement; and we issued Series C Investor Warrants which provides investors with up to 1,200,000 shares of common stock issuable upon exercise of outstanding Series C Investor Warrants at an exercise price of $0.70 per share, that were issued in pursuant to the Securities Purchase Agreement. The number of shares of common stock to be received upon the exercise of the Warrants and the exercise price of the Warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the Closing Date.

(c)           Placement Agent Warrants. Rodman & Renshaw LLC acted as our exclusive placement agent in connection with the private placement closed on May 23, 2011. For the placement agent services in connection with the offering of total, (i) we paid a cash commissions equal to 7% of the gross proceeds received by the Company; and (ii) we granted warrants to purchase such number of securities equal to 7% of the Purchased Shares (the “Agent Warrants”).

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the shares of our common stock offered under this prospectus is being passed upon for us by Anslow & Jaclin, LLP. Mr. Jaclin does not own any shares of our common stock.

Our consolidated financial statements for the years ended December 31, 2010 and 2009 appearing in this prospectus which is part of a registration statement have been audited by Madsen & Associates CPA’s, Inc., certified public accountants, and are included in reliance upon such reports given upon the authority of Madsen & Associates CPA’s, Inc., as experts in accounting and auditing.

INFORMATION WITH RESPECT TO THE REGISTRANT

OUR BUSINESS

Background

PeopleString Corporation (“PeopleString” or the “Company”) was incorporated in the State of Delaware on January 2, 2009. The Company was formed to develop technology that would allow users of social networks to earn incentives through online and offline activities by the user and his or her network. In March 2009, PeopleString’s incentive-based social network was introduced to the market.

RewardString Corporation (“RewardString”), incorporated in the State of Delaware, was formed in late 2010 to develop technology relating to social media marketing. At June 16, 2011 PeopleString owned more than 50% of RewardString’s outstanding common stock. RewardString is currently PeopleString’s only subsidiary.

Overview

PeopleString began as a technology firm, that created an incentive-based social network which allows users to aggregate and share the revenue generated from their online activities, communication and social networking through its website located at www.PeopleString.com. The company developed an “InstaPortal” technology which helps users design slices of Internet sites they wish to capture and have those slices appear in a convenient, home page. PeopleString has also developed a service, PeopleDeals & Marketplace Platform, which enables local merchants to utilize social media as part of their marketing operations.

Business Strategy, Products and Services

The PeopleString Social Network allows individuals, entrepreneurs and small businesses to manage and aggregate their personal, business and social communications into one user-friendly online dashboard. PeopleString provides the tools necessary to manage and streamline social networking into an easy-to-use command center with useful features. Revenues are generated through the use of email, Internet searches, watching videos, shopping rewards programs and our proprietary, opt-in direct mail program.

The multi-tiered affiliate program has significantly helped increase membership and revenues in our business. Rather than using traditional advertising and marketing methods, we chose to create a multi-tiered affiliate program to develop new customers. Once a user is referred and signed up, they are part of the multi-tiered affiliate program. Every time the user earns money, whether it be by viewing an ad, performing an Internet search, shopping through our Web site, receiving a piece of direct mail or using one of our premium services, the initial user that referred the new user will earn money, as well as those in the tiered affiliate program above them for five levels. Pursuant to this program, we share revenue generated from advertising and marketing affiliations with the “active users” of our services, which are defined as those users who are registered users and have logged onto their account within 90 days of the date that the revenue is shared with users. “Active users” consist of both paying (e.g., Premium) and non-paying users of our services.

In January 2011, we introduced an InstaPortal technology that allows users to view continuously updating slices of their favorite websites on their PeopleString homepage. Increased ‘stickiness’ on the PeopleString website may lead to increased traffic, page views and advertising, affiliate and product/services revenue.

In April 2011, the PeopleDeals & Marketplace Platform was introduced to allow businesses to utilize new social marketing tools to create direct social connections between the businesses and consumers in order to increase brand awareness, customer loyalty and/or increased sales. Merchants create unique social applications, attract and retain customers and leverage their social connections. Merchants can leverage their social connections through PeopleString, email and other social networks, such as Facebook and Twitter, to reach potential customers with special offers.

PeopleString’s patent pending “shareItUp” technology allows any business to instantly create social coupons and deals that change in value the more they are shared. By leveraging their customers’ social networks, business can amplify their marketing by encouraging customers to share the message into new social circles. The coupon and deal incentives, combined with trusted recommendations from friends, can motivate consumer trial and cross-purchase transactions both online and in-store.

PeopleString offers multiple tiers of the PeopleDeals Platform. A basic, free service has been set up as a trial for local merchants who are contemplating moving their marketing from local mail, such as Valpak or Clipper Magazine, to an online, social platform. A professional service allows merchants to create and modify deals instantly based on real-time feedback while avoiding revenue reductions of up to 75% which may occur with some online deal sites, such as Groupon or LivingSocial. The deluxe service provides convenience by letting businesses outsource their social media campaigns. Finally, the enterprise service provides the flexibility often needed by large businesses to customize their promotional efforts to target select consumers with their amplified reach.

In order for us to grow our business and increase our revenue, it is critical for us to attract and retain new users. For us to increase our revenue, we need to establish a large customer base. A large customer base of our free services provides us with more opportunities to sell our premium services, which could result in increased revenue. In addition, a large customer base may allow us to increase our advertising rates and attract other Internet based advertising and marketing firms to advertise and form marketing affiliations with us, which could result in increased advertising and product fee revenues.

Certain criteria we review to measure our performance is set forth below:

• the number of first time users of our social network;

• the number of repeated users of our social network;

• the number of free users;

• the number of paid users; and

• the number of referrals by each of our users.

Promotion

We promote our service and products primarily through word of mouth by our members to potential members. We augment this viral marketing with tools that our members can leverage to help recruit additional members, including hosted landing pages and collateral. We also allow ‘up-line’ members to volunteer to lead webinars where they can work more closely with potential members.

While we have not advertised to date, we may initiate branding and/or direct response campaigns in the future, including messaging and email tag lines, organic search, paid search, banners, blogs, social networks, video and other viral tactics, multimedia, print, and radio as well as through alliances with marketing affiliates.

Our promotions may also include partnerships, hosting, private label, co-branded solutions and software as a service (“SaaS”). Web publishers and content sites may offer our services to their existing registered member base as well as all future members that register. Web publishers and content sites are responsible for marketing. PeopleString receives advertising revenue associated with these marketing affiliations and may also receive premium fees when registered members upgrade service.  In conjunction with contracts to provide services to marketing affiliates, PeopleString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates.

Market Affiliations

We enter into market affiliations with other Internet companies regarding advertisements and other marketing promotions which can be accessed through our website. Through these marketing affiliations, advertisements, such as banner ads, are posted on our website and may be accessed by our users.  In addition, advertising websites may be accessed directly through our website.  Our marketing affiliates are obligated to pay us a portion of the revenue they receive from advertisers as compensation for PeopleString’s sale of promotional space on our website.

We generate revenue when our users access the advertisements or advertising websites and purchase products and services.  In addition, we generate revenue based on the number of our users accessing advertisements and advertisers’ websites. We also generate revenue based upon the number of impressions per advertisement.

Protection of Proprietary Rights

We rely on a combination of U.S. and foreign patent, copyright, trademark and trade secret laws to establish and protect our proprietary rights. In particular, we rely upon our patent application for Method and Apparatus for Web Page Glancing, Serial No. 12/943,760 (“InstaPortal”); our patent application for System and Method for Implementing a Social Coupon String, Serial No. 61/445,222 (“shareItUp”); our service mark application for the word “PeopleString,” Serial No. 85/238,154; our service mark application for the phrase “Share It Up,” Serial No. 85/267,507; and the protection of our proprietary information afforded by the Lanham Act of 1946, 15 U.S.C. §§ 1051-1127; the Economic Espionage Act of 1996, 18 U.S.C. §1832; the Uniform Trade Secrets Act; as well as by common-law. If issued by the United States Patent and Trademark Office, the patents will expire 20 years following the date our patent applications were filed, including November 10, 2030 for Method and Apparatus for Web Page Glancing and February 22, 2031 for System and Method for Implementing a Social Coupon String. Our service marks will not expire provided that we continue to make routine filings to keep it current with the United States Patent and Trademark Office.

Under the U.S. patent laws, our rights to the intellectual property which is the subject of our patent and patent application may not be infringed upon by a third party.  We may assert rights and provisional rights as to the intellectual property covered by the patent and patent application, respectively.  PeopleString may obtain a reasonable royalty from a third party that infringes on a claim, provided actual notice is given to the third party by PeopleString and with respect to the patent application, that a patent issues from the application with a substantially identical claim.

Market

PeopleString members are Internet users who seek to utilize the Internet as their source for social networking, news, entertainment, shopping and marketing to other Internet users. Generally, our products and services can be readily accessed through the Internet and thus from virtually anywhere the Internet is accessible. Internet users can access PeopleString’s English language site, http://www.PeopleString.com, on a global basis, 24 hours a day. For the year ended December 31, 2010, PeopleString visitors accessed www.PeopleString.com from 215 countries/territories.

Competition

We have existing competitors for our businesses that have greater financial, personnel and other resources, longer operating histories, more technological expertise, more recognizable names and more established relationships in industries that we currently serve or may serve in the future.  Increased competition, our inability to compete successfully against current or future competitors, pricing pressures or loss of market share could result in increased costs and reduced operating margins, which could harm our business, operating results, financial condition and future prospects.  Many of these firms are well established, have reputations for success and have significantly greater financial, marketing, distribution, personnel, and other resources than us.  Further, we may experience price competition, and this competition may adversely affect our financial condition and results of operations or adversely affect our revenues and profitability.

The markets for our services are highly competitive.  With limited barriers to entry, we believe the competitive landscape will continue to increase both from new entrants to the market as well as from existing players.  We remain focused on delivering better, more advanced and innovative services than our competitors.

Employees

We currently have ten employees, a portion of which also share their time and expenses with BigString Corporation (“BigString”). At December 31, 2010, we had seven employees. We believe that our relationship with our employees is satisfactory.  We have not suffered any labor problems since our inception.

Robert S. DeMeulemeester, Adam M. Kotkin and Darin M. Myman are key executives and members of the board of directors of PeopleString. Mr. DeMeulemeester, Mr. Kotkin and Mr. Myman are also directors of BigString, Mr. DeMeulemeester and Mr. Myman are also key executives of BigString and Mr. Kotkin is both a key executive and director of Apps Genius Corporation.

Government Regulation

We do not currently face direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the U.S. and abroad with particular applicability to the Internet.  It is possible that governments will enact legislation that may be applicable to us in areas including network security, encryption, data and privacy protection, electronic authentication or “digital” signatures, access charges and retransmission activities.  Moreover, the applicability to the Internet of existing laws governing issues including property ownership, content, taxation, defamation and personal privacy is uncertain.

The majority of laws that currently regulate the Internet were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.  Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure.  Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Violations of local laws may be alleged or charged by state or foreign governments, and we may unintentionally violate local laws.  Local laws may be modified, or new laws enacted, in the future.  Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

Equity Incentive Plan

Pursuant to the 2009 Equity Incentive Plan, which was approved by the stockholders of PeopleString at its 2009 annual meeting of stockholders, and amended and approved by the stockholders of PeopleString in 2010, the 2009 Amended Equity Incentive Plan (the “Equity Incentive Plan”), options to purchase up to 20,000,000 shares of Common Stock may be granted to employees, officers, directors, agents and consultants of PeopleString who are in a position to make significant contributions to the success of PeopleString. As of December 31, 2010, no awards had been made under the Equity Incentive Plan.

Transfer Agent

Our independent stock transfer agent is Island Stock Transfer, located at 100 Second Avenue South, Suite 705S St. Petersburg, Florida 33701.

MANAGEMENT’S DISCUSSION OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements section included elsewhere in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2010 and 2009 and the related notes thereto and our consolidated financial statements for the  three months ended March 31, 2011 and 2010 and the related notes thereto appearing elsewhere herein. Our consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

We have provided below information about PeopleString Corporation’s (“PeopleString” or the “Company”) financial condition and results of operations for the three months ended March 31, 2011 and 2010.  This information should be read in conjunction with PeopleString’s unaudited consolidated financial statements for the three months ended March 31, 2011 and 2010, including the related notes thereto, which begin on page 1 of this report. These unaudited consolidated financial statements should be read in conjunction with the year-end consolidated financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2010 of the Company. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Background

PeopleString was incorporated in the State of Delaware on January 2, 2009. The Company was formed to develop technology that would allow users of social networks to earn incentives through online and offline activities by the user and his or her network. In March 2009, PeopleString’s incentive-based social network was introduced to the market.

RewardString Corporation (“RewardString”), incorporated in the State of Delaware, was formed in late 2010 to develop technology relating to social media marketing. At June 16, 2011, PeopleString owned more than 50% of RewardString’s outstanding common stock. RewardString is currently PeopleString’s only subsidiary.

Overview

PeopleString began as a technology firm, that created an incentive-based social network which allows users to aggregate and share the revenue generated from their online activities, communication and social networking through its website located at www.PeopleString.com. The Company’s “InstaPortal” technology helps users design slices of Internet sites they wish to capture and have those slices appear in a convenient, home page. PeopleString has also developed a service, PeopleDeals & Marketplace Platform, which enables marketers, from local merchants to global brands, to utilize social media as part of their marketing operations. In addition to aggregating deals for consumers by criteria, such as geographical location or interest, the PeopleDeals Platform encourages consumers to share deals within their networks through PeopleString’s “shareItUp” technology.

The PeopleString Social Network allows individuals, entrepreneurs and small businesses to manage and aggregate their personal, business and social communications into one user-friendly online dashboard. PeopleString provides the tools necessary to manage and streamline social networking into an easy-to-use command center with useful features. Revenues are generated through the use of email, Internet searches, watching videos, shopping rewards programs and our proprietary, opt-in direct mail program.

The multi-tiered affiliate program has significantly helped increase membership and revenues in our business. Rather than using traditional advertising and marketing methods, we chose to create a multi-tiered affiliate program to develop new customers. Once a user is referred and signed up, they are part of the multi-tiered affiliate program. Every time the user earns money, whether it be by viewing an ad, performing an Internet search, shopping through our Web site, receiving a piece of direct mail or using one of our premium services, the initial user that referred the new user will earn money, as well as those in the tiered affiliate program above them for five levels.

In January 2011, we introduced an InstaPortal technology that allows users to view continuously updating slices of their favorite websites on their PeopleString homepage. Increased ‘stickiness’ on the PeopleString website may lead to increased traffic, page views and advertising, affiliate and product/services revenue.

In April 2011, the PeopleDeals & Marketplace Platform was introduced to allow businesses to utilize new social marketing tools to create direct social connections between the businesses and consumers in order to increase brand awareness, customer loyalty and/or increased sales. Merchants create unique social applications, attract and retain customers and leverage their social connections. Merchants can leverage their social connections through PeopleString, email and other social networks, such as Facebook and Twitter, to reach potential customers with special offers.

PeopleString’s patent pending “shareItUp” technology allows any business to instantly create social coupons and deals that change in value the more they are shared. By leveraging their customers’ social networks, business can amplify their marketing by encouraging customers to share the message into new social circles. The coupon and deal incentives, combined with trusted recommendations from friends, can motivate consumer trial and cross-purchase transactions both online and in-store.

PeopleString offers multiple tiers of the PeopleDeals Platform. A basic, free service has been set up as a trial for local merchants who are contemplating moving their marketing from local mail, such as Valpak or Clipper Magazine, to an online, social platform. A professional service allows merchants to create and modify deals instantly based on real-time feedback while avoiding revenue reductions of up to 75% which may occur with some online deal sites, such as Groupon or LivingSocial. The deluxe service provides convenience by letting businesses outsource their social media campaigns. Finally, the enterprise service provides the flexibility often needed by large businesses to customize their promotional efforts to target select consumers with their amplified reach.

We promote our service and products primarily through word of mouth by our members to potential members. We augment this viral marketing with tools that our members can leverage to help recruit additional members, including hosted landing pages and collateral. We also allow ‘up-line’ members to volunteer to lead webinars where they can work more closely with potential members.

While we have not advertised to date, we may initiate branding and/or direct response campaigns in the future, including messaging and email tag lines, organic search, paid search, banners, blogs, social networks, video and other viral tactics, multimedia, print, and radio as well as through alliances with marketing affiliates.

Our promotions may also include partnerships, hosting, private label, co-branded solutions and software as a service (“SaaS”). Web publishers and content sites may offer our services to their existing registered member base as well as all future members that register. Web publishers and content sites are responsible for marketing. PeopleString receives advertising revenue associated with these marketing affiliations and may also receive premium fees when registered members upgrade service.  In conjunction with contracts to provide services to marketing affiliates, PeopleString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates.

In order for us to grow our business and increase our revenue, it is critical for us to attract and retain new users. For us to increase our revenue, we need to establish a large customer base. A large customer base of our free services provides us with more opportunities to sell our premium services, which could result in increased revenue.  In addition, a large customer base may allow us to increase our advertising rates and attract other Internet based advertising and marketing firms to advertise and form marketing affiliations with us, which could result in increased advertising and product fee revenues.

Certain criteria we review to measure our performance is set forth below:

• the number of first time users of our social network;
• the number of repeated users of our social network;
• the number of free users;
• the number of paid users; and
• the number of referrals by each of our users.

Results of Operations

For the Three Months Ended March 31, 2011 and 2010

Net Earnings (Loss).  For the three months ended March 31, 2011, net loss was $255,986, as compared to a net loss of $6,714 for the three months ended March 31, 2010. The $249,272 increase in net loss was primarily attributable to a $134,885 decrease in revenues and $114,390 increase in operating expenses.

Revenues.  For the three months ended March 31, 2011, revenues were $276,301, a $134,885 decrease from revenues of $411,186 earned in the three months ended March 31, 2010. Of the revenues generated for the three months ended March 31, 2011, $116,917 was generated from product and service fees and $159,385 was generated from advertisers and affiliates, as compared to $287,083 from product and service fees and $124,103 from advertisers and affiliates for the three months ended March 31, 2010.

•
The $170,167 decrease in product and service fees for the three months ended March 31, 2011 over the same prior year period was primarily due to the completion of product testing in 2010 which was not renewed and a pause in premium subscriptions as the Company introduced new products and services, including InstaPortal, PeopleDeals and shareItUp.

•
Advertising and affiliate revenues are paid based on a mix of impressions, clicks and actions. The $35,282 increase in advertising and affiliate fees for the three months ended March 31, 2011 over the same prior year period was primarily due to higher traffic driven by a higher number of users and greater amount of time spent on PeopleString’s site by its members.

Operating Expenses.  For the three months ended March 31, 2011, operating expenses were $532,590, a $114,390 increase from operating expenses of $418,200 incurred in the three months ended March 31, 2010.

•
Cost of revenues: Cost of revenues for the three months ended March 31, 2011 were $179,593, as compared to $185,513 for the same prior year period.  The $5,920 decrease in cost was primarily attributable to decreased network payments to users.

•
Research, development, sales, general and administrative: Research, development, sales, general and administrative expenses for the three months ended March 31, 2011 were $352,997, as compared to $232,687 for the same prior year period.  The $120,310 increase in expense was primarily attributable to increased hosting, professional, staffing and associated overhead expenses.

Other Income.  For the three months ended March 31, 2011, other income was $303, a $3 increase over other income of $300 in the three months ended March 31, 2011.  The increase was primarily attributable to higher average cash balances.

Income Taxes.  For the three months ended March 31, 2011 and 2010, PeopleString has applied valuation allowances to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized.

•
At December 31, 2010, PeopleString had available net operating loss carry forwards of approximately $0.3 million for federal and state income tax reporting purposes which expire in various years through 2030. The principal items giving rise to deferred taxes are timing differences between book and tax assets, other expenditures and a net operating loss carryforward. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company’s net operating loss and research credit carry forwards may be limited, and, as such, PeopleString may be restricted in using its net operating loss and research credit carry forwards to offset future federal income tax expense.

Liquidity and Capital Resources

PeopleString’s operating and capital requirements have exceeded its cash flow from operations while PeopleString has been building its business. Since inception through March 31, 2011, PeopleString has used $245,090 in operating and investing activities. PeopleString has also received $519,515 of investments from PeopleString’s stockholders.

PeopleString’s cash balance as of March 31, 2011 was $274,425, which was a decrease of $175,468 from the cash balance of $449,893 as of December 31, 2010. This decrease to the cash balance was primarily attributable to the net loss, partially offset by non-cash stock-based compensation.

Management believes PeopleString’s current cash balance of $303,185 at May 10, 2011 is sufficient to fund the minimum level of operations for the next twelve months.

PeopleString may seek additional equity financing and/or debt financing.  It is also possible that PeopleString will seek to borrow money from traditional lending institutions, such as banks.

PeopleString expects to continue development of its offerings. PeopleString also expect sales, marketing and advertising expenses and cost of revenues to increase as it promotes and grows its products and services.  However, if PeopleString’s revenue and cash balance are insufficient to fund its operations, it will seek additional funds.  There can be no assurance that such funds will be available to PeopleString or that adequate funds for its operations, whether from debt or equity financings, will be available when needed or on terms satisfactory to PeopleString.  PeopleString’s failure to obtain adequate additional financing may require it to delay or curtail some or all of its business efforts and could cause PeopleString to seek bankruptcy protection. Any additional equity financing may involve substantial dilution to PeopleString’s then-existing stockholders.

PeopleString’s current officers and directors have not, as of the date of this filing, loaned any funds to PeopleString. There are no formal commitments or arrangements to advance or loan funds to PeopleString or repay any such advances or loans.

Results of Operations

For the Years Ended December 31, 2010 and 2009

Net Earnings (loss).  For the year ended December 31, 2010, net earnings were $52,644, as compared to a net loss of $338,014 for the year ended December 31, 2009. The $390,658 increase in net earnings was primarily attributable to an increase in revenues of $1,910,530, partially offset by increased operating expenses of $1,520,278.

Revenues.  For the year ended December 31, 2010, revenues were $2,652,418, a $1,910,530 increase over revenues of $741,888 earned in the year ended December 31, 2009.  Of the revenues generated for the year ended December 31, 2010, $1,775,848 was generated from product and service fees and $876,570 was generated from advertisers and affiliates, as compared to $629,744 from product and service fees and $112,144 from advertisers and affiliates for the year ended December 31, 2009.

•
The 182% increase in product and service fees for the year ended December 31, 2010 over the same prior year period was primarily due to new customers registering for premium services and upgrades to premium services by existing members.

•
Advertising and affiliate revenues are paid based on a mix of impressions, clicks and actions. The 682% increase in advertising and affiliate fees for the year ended December 31, 2010 over the same prior year period was primarily due to higher traffic driven by a higher number of users and greater amount of time spent on PeopleString’s site by its members.

Operating Expenses.  For the year ended December 31, 2010, operating expenses were $2,600,805, a $1,520,278 increase from operating expenses of $1,080,527 incurred in the year ended December 31, 2009.

•
Cost of revenues: Cost of revenues for the year ended December 31, 2010 were $1,434,580, as compared to $465,694 for the prior year.  The $968,886 increase in cost was primarily attributable to increased network payments associated with increased revenues. Gross margins expanded to 46% from 37% primarily due to the revenue mix, which included a decrease in product sales and increase in advertising and affiliate revenues.

•
Research, development, sales, general and administrative: Expenses for the year ended December 31, 2010 were $1,166,225, as compared to $614,833 for the prior year.  The $551,392 increase in expenses was primarily attributable to increased hosting, professional, staffing and associated overhead expenses.

Other income.  For the year ended December 31, 2010, other income was $1,031, a $406 increase over other income of $625 received in the year ended December 31, 2009.

•	Interest income: Interest income for the year ended December 31, 2010 was $1,531, as compared to $625 for the prior year. The $906 increase in income was primarily due to an increase in cash balances.

•	Other income: Other income for the year ended December 31, 2010 included a loss on investment of $500, as compared to $0 for the prior year.

Income Taxes.  For the year ended December 31, 2010 and 2009, PeopleString has applied valuation allowances to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized.

•
At December 31, 2010, PeopleString had available net operating loss carry forwards of approximately $0.3 million for federal and state income tax reporting purposes which expire in various years through 2030. The principal items giving rise to deferred taxes are timing differences between book and tax assets, other expenditures and a net operating loss carryforward. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company’s net operating loss and research credit carry forwards may be limited, and, as such, PeopleString may be restricted in using its net operating loss and research credit carry forwards to offset future federal income tax expense.

Liquidity and Capital Resources

PeopleString’s operating and capital requirements have exceeded its cash flow from operations while PeopleString has been building its business.  Since inception through December 31, 2010, PeopleString has used $69,622 in operating and investing activities. PeopleString has also received $519,515 of investments from PeopleString’s stockholders.

PeopleString’s cash balance as of December 31, 2010 was $449,893, which was an increase of $59,004 from the cash balance of $390,889 as of December 31, 2009. This increase to the cash balance was primarily attributable to increased net earnings, accounts payable and accrued expenses, partially offset by increased receivables.

Management believes PeopleString’s current cash balance of $313,260 at March 30, 2011 is sufficient to fund the minimum level of operations for the next twelve months.

PeopleString may seek additional equity financing and/or debt financing.  It is also possible that PeopleString will seek to borrow money from traditional lending institutions, such as banks.

PeopleString expects to continue development of its offerings. PeopleString also expect sales, marketing and advertising expenses and cost of revenues to increase as it promotes and grows its products and services. However, if PeopleString’s revenue and cash balance are insufficient to fund its operations, it will seek additional funds. There can be no assurance that such funds will be available to PeopleString or that adequate funds for its operations, whether from debt or equity financings, will be available when needed or on terms satisfactory to PeopleString. PeopleString’s failure to obtain adequate additional financing may require it to delay or curtail some or all of its business efforts and could cause PeopleString to seek bankruptcy protection. Any additional equity financing may involve substantial dilution to PeopleString’s then-existing stockholders.

PeopleString’s current officers and directors have not, as of the date of this filing, loaned any funds to PeopleString. There are no formal commitments or arrangements to advance or loan funds to PeopleString or repay any such advances or loans.

DESCRIPTION OF PROPERTY

We do not own any property, real or otherwise. Our principal offices are located at 157 Broad Street, Suite 109, Red Bank, New Jersey 07701. Under a shared services agreement with BigString, we occupy a portion of this office of approximately 1,426 square feet of office space, which is leased by BigString from Walter Zimmerer & Son for $2,300 per month. PeopleString pays BigString for a portion of the monthly occupancy, which is included in shared services totaling $14,260 and $ 5,520 for the period January 2, 2009 (Date of Formation) through December 31, 2009 and for the six months ended June 30, 2010, respectively. Beginning June 1, 2010, PeopleString paid for its shared office space directly to BigString’s landlord. In addition, PeopleString leases a secondary office and hosting facilities. While we believe that the office space is adequate to meet our current requirements, we continue to evaluate facility needs and requirements for the future.

We do not have any investments or interests in any real estate. Our company does not invest in real estate mortgages, nor does it invest in securities of, or interests in, persons primarily engaged in real estate activities.

LEGAL PROCEEDINGS

We are not a party to, and none of our property is the subject of, any pending legal proceedings. To our knowledge, no governmental authority is contemplating any such proceedings.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not expect to enter into financial instruments for trading or hedging purposes. We do not currently anticipate entering into interest rate swaps and/or similar instruments.

Our common stock has traded on the OTC Bulletin Board system under the symbol “PLPE” since January 25, 2011.  There is a limited trading market for our Common Stock.  The following table sets forth the range of high and low bid quotations for each quarter within the last fiscal year.  These quotations as reported by the OTCBB reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
January 25, 2011 to March 31, 2011	$1.12	$0.61

The source of these high and low prices was the OTCBB.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The high and low prices listed have been rounded up to the next highest two decimal places.

The market price of our common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market, and other factors,  many of which we have little or no control.  In addition, broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our common stock, regardless of our actual or projected performance.

HOLDERS

As of June 16, 2011, we had approximately 78 record holders of our common stock, holding 37,018,500 shares.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights.

Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

Dividends

There are no restrictions in our Articles of Incorporation or Bylaws that would prevent us from declaring dividends. We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

FINANCIAL STATEMENTS

Our fiscal year end is December 31. Our consolidated financial statements are stated in U.S. dollars and are prepared in conformity with generally accepted accounting principles of the United States.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Audit Committee engaged Madsen & Associates CPA’s, Inc. (“Madsen”) as the Company’s independent registered public accounting firm on December 7, 2009. The Audit Committee also engaged Madsen to perform the Company’s annual audit for the periods ended December 31, 2010 and 2009.

We have had no disagreements with any of our independent auditors on accounting or financial disclosures.

The former principal accountant’s report on the financial statements did not contain an adverse opinion nor a disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principles, except for a going concern.

During the period from inception through the subsequent interim period preceding the resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the period from inception through the subsequent interim period prior to engaging our current accountant, the company (or someone on its behalf) did not consult the newly engaged accountant regarding any of the matters described in Item 304(a)(2) of Regulation S-K.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors

Number of Directors. Our board of directors currently consists of three individuals. Our Amended and Restated Bylaws provide that the board of directors may consist of a minimum of three directors and a maximum of nine, as determined by the board of directors from time to time.

Director Qualifications. While the selection of directors is a complex and subjective process that requires considerations of many intangible factors, the Company believes that candidates should generally meet the following criteria:

•	Broad training, experience and a successful track record at senior policy-making levels in business, government, education, technology, accounting, law, consulting and/or administration;
•	The highest personal and professional ethics, integrity and values;
•	Commitment to representing the long-term interests of the Company and all of its shareholders;
•	An inquisitive and objective perspective, strength of character and the mature judgment essential to effective decision-making;
•	Expertise that is useful to the Company and complementary to the background and experience of other Board members; and
•	Sufficient time to devote to Board and committee activities and to enhance their knowledge of our business, operations and industry.

The Board believes that all of our directors meet these criteria. In addition, as outlined below, each director brings a strong and unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas, including the social networking industry, related Internet industries, finance and accounting, operations, corporate governance, board service and executive management. We believe that the Board as a whole and each of our directors possess the necessary qualifications and skills to effectively advise management on strategy, monitor our performance and serve our best interests and the best interests of our shareholders.

Audit Committees. The Audit Committee of the Board is responsible for developing and monitoring the audit of PeopleString. The Audit Committee selects the outside auditor and meets with the Board to discuss the results of the annual audit and any related matters. The Audit Committee also receives and reviews the reports and findings and any other information presented to members of the Audit Committee by the officers of PeopleString regarding financial reporting policies and practices.

Compensation for Board of Directors: Currently members of the board of directors do not receive compensation for their services as Board members.  In the future, the Company may adopt a policy which will compensate existing and/or new board members. Board members may receive additional compensation for participating in the Committees. The amount of any compensation paid to board members and/or committee members will be set and approved by the Board based on the Board’s review of compensation paid by companies which are similarly situated to the Company.

Each director serves for a term set to expire at the next annual meeting of stockholders of PeopleString. The name, age, principal occupation or employment and biographical information of each member of the Board of Directors of PeopleString who served as of December 31, 2010 are set forth below:

Name	Age	Position
Darin M. Myman	46	President and Chief Executive Officer
Robert S. DeMeulemeester	44	Executive Vice President, Chief Financial Officer and Treasurer
Adam M. Kotkin	32	Chief Operating Officer and Secretary

There are no family relationships among PeopleString’s directors and executive officers. None of the directors of PeopleString is a director of any company registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended, except that Mr. Myman, Mr. DeMeulemeester and Mr. Kotkin are directors of BigString Corporation; Mr. Myman and Mr. DeMeulemeester are executive officers of BigString Corporation; and Mr. Kotkin is a director and executive officer of AppsGenius Corporation.

Biographical Information

Darin M. Myman (Age 46) – President and Chief Executive Officer and Director. Mr. Myman is a co-founder of PeopleString and has served as the President and Chief Executive Officer of PeopleString since its inception on January 2, 2009. He also has served as a member of PeopleString’s Board of Directors since PeopleString’s inception. Mr. Myman developed extensive Internet skills through a variety of positions. He has executive management and founder experience having served as a co-founder and CEO of BigString Corporation, a publicly traded company, since October 2003. He also has corporate governance and board experience having served as a member of BigString’s Board of Directors since BigString’s inception. Prior to BigString, Mr. Myman was a co-founder and Chief Executive Officer of LiveInsurance.com, the first online insurance broker that pioneered the electronic storefront for large national insurance agencies. Prior to co-founding LiveInsurance.com, he served as a Vice President of the online brokerage services unit of Westminster Securities Corporation. Mr. Myman’s aforementioned experience and skills make him a valued advisor and highly qualified to serve as our President and Chief Executive Officer and Director.

Robert S. DeMeulemeester (Age 44) – Executive Vice President, Chief Financial Officer and Treasurer and Director. Mr. DeMeulemeester has served as Executive Vice President, Chief Financial Officer and Treasurer of PeopleString since January 2, 2009. He also has served as a member of PeopleString’s Board of Directors since PeopleString’s inception. Mr. DeMeulemeester developed extensive financial skills through a variety of positions. He also has Internet and executive management experience having served as the Executive Vice President, Chief Financial Officer and Treasurer of BigString Corporation since September 2006. He also has corporate governance and board experience having served as a member of BigString’s Board of Directors since May 30, 2007. Prior to joining BigString, from 1998 to 2006, Mr. DeMeulemeester served as managing director and treasurer of the Securities Industry Automation Corporation ("SIAC"), a New York based provider of automated information and communication systems that supports NYSE Euronext, the American Stock Exchange and related affiliates. He also served as managing director, CFO and controller of Sector, Inc. From 1993 to 1997, he gained marketing, business development and finance experience having served as an executive at Honeywell International Inc. (formerly AlliedSignal, Inc.) and from 1989 to 1991 as a management consultant at Accenture (formerly Andersen Consulting). Mr. DeMeulemeester earned his MBA at Columbia Business School, Columbia University and his Bachelor of Science, in Industrial Engineering at Lehigh University. Mr. DeMeulemeester’s aforementioned experience and skills make him a valued advisor and highly qualified to serve as our Executive Vice President, Chief Financial Officer and Treasurer and Director.

Adam M. Kotkin (Age 32) – Chief Operating Officer and Secretary and Director. Mr. Kotkin has served as the Chief Operating Officer of PeopleString Corporation since January 2, 2009. He also has served as a member of PeopleString’s Board of Directors since PeopleString’s inception. Mr. Kotkin has executive management and founder experience having served as the Chief Operating Officer of BigString since October 2003 and as the Chief Executive Officer of AppsGenius Corporation since its inception on December 17, 2009. He also has corporate governance and board experience having served as a member of BigString’s Board of Directors since June 29, 2005 and as the sole member of AppsGenius’ Board of Directors since AppsGenius’ inception. Prior to joining BigString, he gained operating and Internet experience having served as a business manager for InsuranceGenie.com. Prior thereto, Mr. Kotkin developed sales skills having served as business developer and sales manager at LiveInsurance.com from March 1999 until December 2000. Mr. Kotkin graduated with distinction from New York University with a BA in Economics. Mr. Kotkin’s aforementioned experience and skills make him a valued advisor and highly qualified to serve as our Chief Operating Officer and Secretary and Director.

Executive Officers

The name, age, current position and biographical information of each executive officer of PeopleString are set forth below:

Name	Age	Position
Darin M. Myman	46	President and Chief Executive Officer
Robert S. DeMeulemeester	44	Executive Vice President, Chief Financial Officer and Treasurer
Adam M. Kotkin	32	Chief Operating Officer and Secretary

For the biographical information for the above listed executive officers, see “Directors.”

Section 16 Compliance

Section 16(a) of the Exchange Act requires PeopleString’s executive officers and directors, and persons who own more than ten percent of a registered class of PeopleString’s equity securities, to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Executive officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulation to furnish PeopleString with copies of all Forms 3, 4 and 5 they file.

PeopleString believes that all filings required to be made by its executive officers and directors pursuant to Section 16(a) of the Exchange Act have been filed.

Chief Executive and Senior Financial Officer Code of Ethics

The chief executive and senior financial officers of PeopleString are held to the highest standards of honest and ethical conduct when conducting the affairs of PeopleString. All such individuals must act ethically at all times in accordance with the policies contained in PeopleString’s Chief Executive and Senior Financial Officer Code of Ethics. Copies of the Chief Executive and Senior Financial Officer Code of Ethics will be furnished without charge upon written request received from any stockholder of record. Requests should be directed to PeopleString Corporation, 157 Broad Street, Suite 109, Red Bank, New Jersey 07701, Attention: Secretary.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of the Named Executive Officers (as defined below) for services in all capacities to PeopleString for the years ended December 31, 2010 and 2009. The Named Executive Officers are (1) Darin M. Myman, President and Chief Executive Officer, (2) Robert S. DeMeulemeester, Executive Vice President, Chief Financial Officer and Treasurer, and (3) Adam M. Kotkin, Chief Operating Officer and Secretary (the “Named Executive Officers”).

2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Darin M. Myman, President and Chief Executive Officer	2010	$125,586	$	---	$	---	$	---	$	---	$	---	$	---	$125,586
	2009	$36,170	$	---	$	---	$	---	$	---	$	---	$	---	$36,170

Robert S. DeMeulemeester, Executive Vice President, Chief Financial Officer and Treasurer	2010	$63,660	$	---	$	---	$	---	$	---	$	---	$	---	$63,660
	2009	$13,516	$	---	$	---	$	---	$	---	$	---	$	---	$13,516

Adam M. Kotkin, Chief Operating Officer and Secretary	2010	$110,216	$	---	$	---	$	---	$	---	$	---	$	---	$110,216
	2009	$33,125	$	---	$	---	$	---	$	---	$	---	$	---	$33,125
________________________________

(1)
The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the years ended December 31, 2010 and 2009 in accordance with ASC 718, of stock option awards pursuant to the Equity Incentive Plan (as defined below). The fair value of each option award is estimated on the date of grant using the Black-Scholes model.  Assumptions used in the calculation of these amounts are included in the footnotes to PeopleString’s audited consolidated financial statements furnished herewith.

Risk Management

The Board of Directors does not believe that PeopleString’s executive compensation program gives rise to any risks that are reasonably likely to have a material adverse effect on PeopleString. Executive officers are compensated on a salary basis and have not been awarded any bonuses or other compensation in 2010 and 2009 that might encourage the taking of unnecessary or excessive risks that threaten the long-term value of PeopleString. The Board has sought to align the interests of the executive officers with the long-term interests of PeopleString and its stockholders though the Equity Incentive Plan, thereby giving the executive officers additional motivation to protect the long-term value of PeopleString.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of the directors of PeopleString for the year ended December 31, 2010.

2010 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darin M. Myman	$--	$--	$--	$--	$--	$--	$--
Robert S. DeMeulemeester	$--	$--	$--	$--	$--	$--	$--
Adam M. Kotkin	$--	$--	$--	$--	$--	$--	$--
________________________

(1)	PeopleString does not currently pay its directors any retainer or other fees for service on the Board or any committee thereof.

PeopleString did not have non-employee directors as of December 31, 2010.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Principal Stockholders and Security Ownership of Management

The following table sets forth information as of June 16, 2011 with respect to the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of PeopleString’s Common Stock by (1) each director of PeopleString, (2) the Named Executive Officers of PeopleString, (3) each person or group of persons known by PeopleString to be the beneficial owner of greater than 5% of PeopleString’s outstanding Common Stock, and (4) all directors and officers of PeopleString as a group:

BENEFICIAL OWNERSHIP OF COMMON STOCK

Name of Beneficial Owner:	No. of	Percent
Directors, Officers and 5% Stockholders	Shares (1)	of Class
Darin M. Myman (2)(3)(4)(5)(6)	8,675,600	23.00%
Robert S. DeMeulemeester (2)(3)(4)(5)(7)	8,675,600	23.00%
Adam M. Kotkin (2)(3)(4)(5)(8)	8,675,600	23.00%
BigString Corporation (9)	5,475,600	14.79%
Alan S. Honig (10)	2,350,000	6.35%
GCA Strategic Investment Fund Limited (11)	3,000,000	7.69%
All Directors and Executive Officers as a Group (3 persons) (6)(7)(8)	15,075,600	38.54%

________________________________

(1)
In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of PeopleString’s Common Stock if he or she has voting or investment power with respect to such security. This includes shares (a) subject to options exercisable within sixty (60) days, and (b)(1) owned by a spouse, (2) owned by other immediate family members, or (3) held in trust or held in retirement accounts or funds for the benefit of the named individuals, over which shares the person named in the table may possess voting and/or investment power.

(2)	This executive officer and/or director maintains a mailing address at 157 Broad Street, Suite 109, Red Bank, New Jersey 07701.
(3)	Such person currently serves as a director of PeopleString.
(4)	Such person currently serves as an executive officer and/or director of BigString Corporation and includes 5,475,600 shares of common stock owned by BigString Corporation.
(5)	Includes options to purchase 700,000 shares of common stock.
(6)	Mr. Myman serves as the President and Chief Executive Officer of PeopleString.
(7)	Mr. DeMeulemeester serves as Executive Vice President, Chief Financial Officer and Treasurer of PeopleString.
(8)	Mr. Kotkin serves as Chief Operating Officer and Secretary of PeopleString.
(9)	The officers/directors of PeopleString Corporation are also the officers and directors of BigString Corporation, a public company.
(10)
Includes 2,040,000 shares of common stock held in the name of Alan S. Honig Custodian for Cameron Honig UTMA F/L, Alan S. Honig Custodian for Harrison Honig UTMA F/L, Alan S. Honig Custodian for Jacob Honig UTMA F/L and Alan S. Honig Custodian for Ryan Honig UTMA F/L, for the benefit of Mr. Barry Honig’s minor children, Cameron, Harrison, Jacob and Ryan, under the Uniform Transfers to Minors Act, as to which shares Mr. Barry Honig disclaims any beneficial ownership.

(11)
Consists of 1,000,000 shares of our common stock, 500,000 shares of our common stock underlying Series A Warrants, 1,000,000 shares of our common stock underlying the Series B Warrants and 500,000 shares of our common stock underlying the Series C Warrants. Lewis N. Lester is the Director of GCA Strategic Investment Fund Limited (“GCA”) and consequently has voting control and investment discretion over securities held by GCA. As a result of the foregoing, Mr. Lester may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by GCA. The address for the selling stockholder is GCA Strategic Investment Fund Limited C/O Global Capital Advisors, P.O. Box 457, Estate Manning Bay, Frederiksted USVI 00841.

Certain Relationships and Related Transactions and Director Independence

Related Party Transactions

On August 3, 2009, PeopleString entered into a verbal agreement with Digital BobKat, LLC, a limited liability company in which Robert S. DeMeulemeester, an officer and director of PeopleString, has an interest, to provide business consulting services, including, but not limited to, management, product development, marketing, research, advertising and general business and administrative procedures and processes. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Payments are due monthly and are based on fair market value of the services provided, similar to the terms of a transaction with an unrelated party. Expenses for the years ended December 31, 2010 and 2009 were $51,411 and $43,761, respectively.

Meetings and Committees of the Board of Directors

The Board of Directors of PeopleString conducts business through meetings of the Board or by unanimous written consents of the Board. The Board of Directors for 2010 consisted of: Robert S. DeMeulemeester, Adam M. Kotkin and Darin M. Myman following the election of directors at the 2009 annual meeting of stockholders. PeopleString held a special meeting of shareholders in 2010. None of Mr. DeMeulemeester, Mr. Kotkin or Mr. Myman qualifies as an independent director in accordance with NASDAQ’s definition of “independent director” and the rules and regulations of the Securities and Exchange Commission. During 2010, the Board held two (2) meetings, and the Board acted by unanimous written consent on three (3) occasions.

For the year ended December 31, 2010, the Audit Committee consisted of directors Robert S. DeMeulemeester and Adam M. Kotkin. Mr. DeMeulemeester served as the Chair of the Audit Committee. Mr. DeMeulemeester and Mr. Kotkin did not qualify as an independent director under NASDAQ’s definition of “independent director” in fiscal 2010. In addition, the Board has determined that Mr. DeMeulemeester qualifies as a financial expert under the rules of the Securities and Exchange Commission. The Audit Committee selected the accounting firm of Madsen & Associates CPAs, Inc. to act as PeopleString’s independent public accounting firm for the year ended December 31, 2010 and audit the consolidated financial statements of PeopleString for such year. The Audit Committee met five times during 2010, with all members attending such meeting.

REPORTS TO STOCKHOLDERS

Upon the effective date of this Registration Statement on Form S-1; we will be considered a Section 15(d) filer rather than a fully reporting company. While we are a Section 15(d) filer and until we become a fully reporting company we are not subject to the Proxy Rules outlined in Section 14 of the Exchange Act and are therefore not required to file proxy statements with the Securities and Exchange Commission. We do intend to file a Registration Statement on Form 8-A with the Securities and Exchange Commission concurrently with, or immediately following, the effectiveness of this Registration Statement on Form S-1. The filing of the Registration Statement on Form 8-A will cause us to become a fully reporting company with the Securities and Exchange Commission under the Exchange Act. Our Securities and Exchange Commission filings will be available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

We have filed a Registration Statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of PeopleString Corporation. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving PeopleString Corporation. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Securities and Exchange Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Securities and Exchange Commission. Our Registration Statement and the referenced exhibits can also be found on this website.

No finder, dealer, sales person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by our company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

DISCLOSURE OF THE COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, our company has been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PEOPLESTRING CORPORATION

FINANCIAL STATEMENTS

FOR THE QUARTER ENDED

MARCH 31, 2011

INDEX TO FINANCIAL STATEMENTS

PAGE

Consolidated Balance Sheets (unaudited) at March 31, 2011 and December 31, 2010	F-2

Consolidated Statement of Operations (unaudited) for the Three Months Ended March 31, 2011 and 2010	F-3

Consolidated Statement of Stockholders’ Equity (unaudited) for the Period Ended March 31, 2011	F-4

Consolidated Statement of Cash Flows (unaudited) for the Three Months Ended March 31, 2011 and 2010	F-5

Notes to Unaudited Consolidated Financial Statements	F-6 – F-9

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
 (Unaudited)

	March 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$274,425	$449,893
Accounts receivable - net of allowance of $5,200 and $5,350, respectively	136,192	162,665
Prepaid expenses and other current assets	27,299	678
Total current assets	$437,916	$613,236

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$25,043	$30,905
Accrued expenses	273,610	281,736
Total current liabilities	298,653	312,641

Stockholders' equity:
Common stock, $0.00001 par value - authorized 250,000,000 shares; issued and outstanding 34,618,500 and 33,900,000 shares, respectively	346	339
Additional paid in capital	680,273	585,626
Deficit	(541,356)	(285,370)
Total stockholders' equity	139,263	300,595
Total liabilities and stockholders' equity	$437,916	$613,236

See notes to unaudited consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
 (Unaudited)

	For the Three Months Ended
	March 31,
	2011	2010
Revenues	$276,301	$411,186
Operating expenses:
Cost of revenues	179,593	185,513
Research, development, sales, general and administrative	352,997	232,687
Total operating expenses	532,590	418,200
Loss from operations	(256,289)	(7,014)
Other income:
Interest income	303	300
Loss before provision for income taxes	(255,986)	(6,714)
Provision for income taxes	-	-
Net loss	$(255,986)	$(6,714)
Net loss per common share:
Basic and diluted	$(0.01)	$(0.00)
Weighted average common shares outstanding:
Basic and diluted	34,459,267	33,900,000

See notes to unaudited consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
 (Unaudited)

		Common Stock		Additional
		No. of		Paid-In
	Total	Shares	Amount	Capital	Deficit

Balance, January 1, 2010	$247,951	33,900,000	$339	$585,626	$(338,014)
Net earnings	52,644	-	-	-	52,644
Balance, December 31, 2010	300,595	33,900,000	339	585,626	(285,370)
Stock-based compensation expense	4,842	-	-	4,842	-
Issuance of common stock for services (valued at $0.13 per share)	89,812	718,500	7	89,805	-
Net loss	(255,986)	-	-	-	(255,986)
Balance, March 31, 2011	$139,263	34,618,500	$346	$680,273	$(541,356)

See notes to unaudited consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
 (Unaudited)

	For the Three Months Ended
	March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(255,986)	$(6,714)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	94,654	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	26,473	(34,533)
(Increase) decrease in prepaid expenses and other current assets	(26,621)	454
(Decrease) increase in accounts payable	(5,862)	15,906
(Decrease) increase in accrued expenses	(8,126)	(27,657)
Net cash used in operating activities	(175,468)	(52,544)
Net change in cash and cash equivalents	(175,468)	(52,544)
Cash and cash equivalents - beginning of period	449,893	390,889
Cash and cash equivalents - end of period	$274,425	$338,345

Supplementary information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash transactions during the year for:
Common stock issued for services	$89,812	$-
Common stock options	$4,842	$-

See notes to unaudited consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated balance sheet as of March 31, 2011, and the consolidated statements of operations, stockholders’ equity and cash flows for the periods presented herein have been prepared by PeopleString Corporation (“PeopleString” or the “Company”) and are unaudited.  In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows for all periods presented have been made.  The information for the consolidated balance sheet as of December 31, 2010 was derived from audited financial statements.  The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

These Notes to Unaudited Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes included in PeopleString’s 2010 Annual Report on Form 10-K for the year ended December 31, 2010.

ORGANIZATION

PeopleString was incorporated in the State of Delaware on January 2, 2009. The Company was formed to develop technology that would allow users of social networks to earn incentives through online and offline activities by the user and his or her network. In March 2009, PeopleString’s incentive-based social network was introduced to the market.

RewardString Corporation (“RewardString”), incorporated in the State of Delaware, was formed in late 2010 to develop technology relating to social media marketing. At March 31, 2011, PeopleString owned more than 50% of RewardString’s outstanding common stock. RewardString is currently PeopleString’s only subsidiary.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company’s significant accounting policies are summarized in Note 1 of the Company’s annual report on Form 10-K for the period ended December 31, 2010.  There were no significant changes to these accounting policies during the three months ended March 31, 2011 and the Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 2. EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the specified period. Diluted earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares and potential common shares outstanding during the specified period. All potentially dilutive securities, which include common stock options, have been excluded from the computation, as their effect is antidilutive.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 - Observable inputs such as quoted market prices in active markets.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 - Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of March 31, 2011 and December 31, 2010, the Company held certain financial assets that are measured at fair value on a recurring basis. These consisted of cash and cash equivalents. The fair value of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1. The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 2 or Level 3 during the three months ended March 31, 2011 and the year ended December 31, 2010.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of March 31, 2011 and December 31, 2010:

		Assets at Fair Value at Period End, Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents
March 31, 2011	$274,425	$274,425	$-	$-
December 31, 2010	$449,893	$449,893	$-	$-

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the table above. Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values. The Company did not have any other financial instruments within the scope of the fair value disclosure requirements as of March 31, 2011 and December 31, 2010.

NOTE 4. INCOME TAXES

PeopleString applies the provisions of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 740, “Income Taxes” (ASC 740). A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Valuation allowances as of March 31, 2011 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as PeopleString may incur losses.

Components of deferred income tax assets are as follows:

March 31, 2011
Deferred tax assets - current	Tax Effect
Benefit due to loss carryforward	$189,475
Valuation allowance	(189,475)
$-

The Company will file income tax returns in all jurisdictions in which it has reason to believe it is subject to tax. The Company is subject to examination by various taxing jurisdictions. To date, there have been no examinations. Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdiction’s laws or regulations. Significant judgment is required in determining the worldwide provisions for income taxes. In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions. It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

NOTE 5. ACCRUED EXPENSES

PeopleString’s incentive-based social network allows users to earn money based on their online and offline activities. PeopleString makes payments to premium and free users who have an earned balance of at least $25, have been active users in the past 90 days and select a payment option. Network earnings are monitored by PeopleString’s management. For the three months ended March 31, 2011 and 2010, PeopleString made payments totaling $93,446 and $122,355, respectively. In addition, for active users, PeopleString accrues amounts earned, but not yet paid. Accrued expenses for network earnings at March 31, 2011 and 2010 were $258,227 and $143,864, respectively.

Other accrued expenses at March 31, 2011 and 2010 were $15,383 and $18,983, respectively, primarily for professional fees.

NOTE 6. COMMON STOCK

In January 2011, PeopleString issued 668,500 shares of its common stock, valued at $0.13 per share, in consideration for marketing services provided by 33 vendors. PeopleString recorded expense of $83,562 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Also in January 2011, PeopleString issued 50,000 shares of its common stock, valued at $0.13 per share, in consideration for investment banking services provided by Buckman, Buckman & Reid. PeopleString recorded expense of $6,250 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

NOTE 7. SHARE-BASED COMPENSATION

Equity Incentive Plan:

PeopleString adopted its 2009 Equity Incentive Plan, approved by a majority of PeopleString stockholders at the 2009 annual meeting of stockholders, and amended and approved by a majority of the stockholders of PeopleString in 2010 (the “Equity Incentive Plan”). Under the Equity Incentive Plan, incentive and nonqualified stock options and rights to purchase PeopleString’s common stock may be granted to eligible participants. Options granted under the Equity Incentive Plan are generally priced to be at least 100% of the fair market value of PeopleString’s common stock at the date of the grant. Options granted under the Equity Incentive Plan are generally granted for a term of three to ten years. Options granted under the Equity Incentive Plan generally vest between one to five years.

In January 2011, PeopleString granted incentive stock options to purchase 4,475,000 shares of PeopleString’s common stock under its Equity Incentive Plan to certain of PeopleString’s employees. The incentive stock options were granted at an exercise price of $0.20 per underlying share and vest over a period of one or two years. In addition, PeopleString granted non-qualified stock options to purchase 10,949,500 shares of PeopleString’s common stock under its Equity Incentive Plan to certain of PeopleString’s consultants. The non-qualified stock options were granted at an exercise price of $0.20 or $0.60 per underlying share and vest over a period of two years.

For the three months ended March 31, 2011 and 2010, PeopleString recorded stock-based option compensation expense of $4,842 and $0, respectively.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures.

The number of stock options outstanding as of January 1, 2011 and changes to such number during the three months ended March 31, 2011 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at January 1, 2011	-	$-	-	$-
Options granted	15,424,500	$0.45
Options exercised	-	$-
Options cancelled/forfeited/expired	(85,000)	$0.20
Options outstanding at March 31, 2011	15,339,500	$0.45	3.2	$3,086,975
Options exercisable at March 31, 2011	937,500	$0.20	4.8	$421,875

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock prices of PeopleString’s common stock at the specified dates and the exercise prices for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on the specified dates.

Options granted during the three months ended March 31, 2011 and 2010 were 15,424,500 and 0, respectively.

No options were exercised, and no cash received from option exercises and purchases of shares for the three months ended March 31, 2011 and 2010. No tax benefit was attributable to options exercised in the three months ended March 31, 2011 and 2010.

During the three months ended March 31, 2011 and 2010, options to purchase a total of 85,000 and 0, respectively, shares of PeopleString’s common stock were forfeited or expired with an aggregate intrinsic value of $42,500 and $0, respectively, at the date of expiration.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, consistent with the provisions of ASC 718. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. PeopleString has limited relevant historical information to support the expected exercise behavior because no exercises have taken place.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted in the periods presented:

	Three Months Ended
	March 31,
	2011	2010
Risk-free interest rate	0.5%	-%
Expected volatility	38.6%	-%
Expected life (in years)	1.6	-
Dividend yield	-	-

The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of the grant. PeopleString estimates the volatility of its common stock at the date of the grant based on historical volatility, expected volatility and publicly traded peer companies. The expected life of stock options granted under the Equity Incentive Plan is based on the judgment of management, historical experience and publicly traded peer companies. PeopleString has no history or expectations of paying cash dividends on its common stock.

NOTE 8. RELATED PARTY TRANSACTIONS

Technology License and Shared Services Agreement:

On April 2, 2009, PeopleString entered into a verbal agreement with BigString, a related party, to license BigString’s messaging technology and share the cost of certain common services. At March 31, 2011, BigString was a significant, non-majority stockholder of PeopleString’s common stock. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Under the agreement, BigString provides messaging services to PeopleString users. The licensing fee was based on BigString’s experience providing services to other third parties and was determined by BigString’s management. Based on volume, BigString charges PeopleString fees that are higher in aggregate than BigString charges other third parties for outsourced messaging services. For the three months ended March 31, 2011 and 2010, the amount incurred by PeopleString for the licensing was $10,500 and $10,500, respectively.

Shared services costs are quantified based on management’s estimate of the percentage of time devoted to each company. Payments are due quarterly. In 2009, the shared services included hosting, insurance, rent, payroll and miscellaneous general and administrative expenses, and were primarily paid by BigString. In 2010, the shared services included hosting, insurance, rent and miscellaneous general and administrative expenses, and were primarily paid by PeopleString by year-end. For the three months ended March 31, 2011 and 2010, the amount expensed to BigString by PeopleString for the shared expense was $(23,073) and $37,121, respectively. PeopleString’s management determined, in their sole discretion, based on their subjective estimate of the amount of time devoted to each company, the amount incurred and paid for the shared services that is allocated to PeopleString.

On August 3, 2009, PeopleString entered into a verbal agreement with Digital BobKat, LLC, a limited liability company in which Robert S. DeMeulemeester, an officer and director of PeopleString, has an interest, to provide business consulting services, including, but not limited to, management, product development, marketing, research, advertising and general business and administrative procedures and processes. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Payments are due monthly and are based on fair market value of the services provided, similar to the terms of a transaction with an unrelated party. Expenses for the three months ended March 31, 2011 and 2010 were $21,929 and $30,595, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases:

PeopleString shares office space with BigString and made payments to BigString for the shared office space. Beginning June 1, 2010, PeopleString paid for its shared office space directly to BigString’s landlord. PeopleString leases a secondary office and hosting facilities. Future minimum lease payments for operating leases are approximately as follows:

Minimum
Years Ending	Lease
December 31,	Payments
2011	$15,450

Rental expenses were $5,623 and $4,544 for the three months ended March 31, 2011 and 2010, respectively.

Excluding shared services and a licensing fee to BigString, computer co-location, power and Internet access expenses were $10,817 and $9,262 for the three months ended March 31, 2011 and 2010, respectively.

Other Commitments:

In the ordinary course of business, PeopleString may provide indemnifications to customers, vendors, lessors, marketing affiliates, directors, officers and other parties with respect to certain matters. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and unique circumstances involved in each agreement. To date, PeopleString has not incurred material costs as a result of obligation under these agreements and has not accrued any liabilities related to such agreements.

PEOPLESTRING CORPORATION

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PEOPLESTRING CORPORATION AND SUBSIDIARY

Madsen & Associates, CPA's Inc.
684 East Vine Street
Murray, UT 84107

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PeopleString Corporation
Red Bank, New Jersey

We have audited the accompanying consolidated balance sheets of PeopleString Corporation and Subsidiary (collectively, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the periods ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates, CPAs Inc.

March 31, 2011

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$449,893	$390,889
Accounts receivable - net of allowance of $5,350 and $650	162,665	57,421
Prepaid expenses and other current assets	678	687
Total current assets	$613,236	$448,997

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$30,905	$10,533
Accrued expenses	281,736	190,513
Total current liabilities	312,641	201,046

Stockholders' equity:
Common stock, $0.00001 par value - authorized 250,000,000 shares; issued and outstanding 33,900,000 and 33,900,000 shares, respectively	339	339
Additional paid in capital	585,626	585,626
Deficit	(285,370)	(338,014)
Total stockholders' equity	300,595	247,951
Total liabilities and stockholders' equity	$613,236	$448,997

See notes to consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended
	December 31,
	2010	2009
Revenues	$2,652,418	$741,888
Operating expenses:
Cost of revenues	1,434,580	465,694
Research, development, sales, general and administrative	1,166,225	614,833
Total operating expenses	2,600,805	1,080,527
Income (loss) from operations	51,613	(338,639)
Other income:
Interest income	1,531	625
Other income	(500)
Total other income	1,031	625
Earnings (loss) before provision for income taxes	52,644	(338,014)
Provision for income taxes	-	-
Net earnings (loss)	$52,644	$(338,014)
Earnings (loss) per common share:
Basic and diluted	$0.00	$(0.01)
Weighted average common shares outstanding:
Basic and diluted	33,900,000	24,373,400

See notes to consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

		Common Stock		Additional
		No. of		Paid-In
	Total	Shares	Amount	Capital	Deficit

Balance, January 2, 2009	$-	-	$-	$-	$-
Issuance of common stock (at $0.00005 per share)	500	10,000,000	100	400	-
Sale of common stock (at $0.00005 per share)	415	8,300,000	83	332	-
Issuance of common stock for services (valued at $0.001 per share)	1,450	1,450,000	14	1,436	-
Sale of common stock (at $0.001 per share)	3,000	3,000,000	30	2,970	-
Sale of common stock (at $0.03 per share)	182,100	6,900,000	69	182,031	-
Sale of common stock (at $0.05 per share)	23,500	470,000	5	23,495	-
Issuance of common stock for services (valued at $0.05 per share)	65,000	1,300,000	13	64,987	-
Sale of common stock (at $0.13 per share)	310,000	2,480,000	25	309,975	-
Net loss	(338,014)	-	-	-	(338,014)
Balance, December 31, 2009	247,951	33,900,000	339	585,626	(338,014)
Net earnings	52,644	-	-	-	52,644
Balance, December 31, 2010	$300,595	33,900,000	$339	$585,626	$(285,370)

See notes to consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended
	December 31,
	2010	2009
Cash flows from operating activities:
Net earnings (loss)	$52,644	$(338,014)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Non-cash stock-based compensation	-	66,450
Changes in operating assets and liabilities:
(Increase) in accounts receivable, net	(105,244)	(57,421)
Decrease (increase) in prepaid expenses and other current assets	9	(687)
Increase in accounts payable	20,372	10,533
Increase in accrued expenses	91,223	190,513
Net cash provided by (used in) operating activities	59,004	(128,626)
Cash flows from financing activities:
Proceeds from issuance of common stock	-	519,515
Net cash from financing activities	-	519,515
Net change in cash and cash equivalents	59,004	390,889
Cash and cash equivalents - beginning of year	390,889	-
Cash and cash equivalents - end of year	$449,893	$390,889

Supplementary information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash transactions during the periods for:
Common stock issued for services	$-	$66,450

See notes to consolidated financial statements.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

PeopleString Corporation (“PeopleString” or the “Company”) was incorporated in the State of Delaware on January 2, 2009. The Company was formed to develop technology that would allow users of social networks to earn incentives through online and offline activities by the user and his or her network. In March 2009, PeopleString’s incentive-based social network was introduced to the market.

RewardString Corporation (“RewardString”), incorporated in the State of Delaware, was formed in late 2010 to develop technology relating to social media marketing. At December 31, 2010, PeopleString owned more than 50% of RewardString’s outstanding common stock.

RewardString is currently PeopleString’s only subsidiary.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of PeopleString and its subsidiary, RewardString Corporation, which is a majority-owned subsidiary. All significant intercompany transactions and balances have been eliminated. The noncontrolling interest of PeopleString's earnings or loss is classified as net income attributable to noncontrolling interest in the consolidated statement of operations.  As of December 31, 2010, RewardString did not commence operations.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an ongoing basis, PeopleString evaluates its estimates, including but not limited to those related to such items as costs to complete performance contracts, income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. PeopleString bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents include short-term investments in United States treasury bills and commercial paper with an original maturity of three months or less when purchased. At December 31, 2010 and 2009, cash and cash equivalents approximated $450,000 and $391,000, respectively.

CERTAIN RISKS AND CONCENTRATION

Financial instruments which potentially subject PeopleString to concentrations of credit risk consist principally of temporary cash investments and accounts receivable.

PeopleString places its temporary cash investments with quality financial institutions and commercial issuers of short term paper.

PeopleString grants credit to customers based on an evaluation of the customer’s financial condition, sometimes without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. PeopleString controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures and establishes allowances for anticipated losses.

REVENUE RECOGNITION

PeopleString derives revenue from online services, electronic commerce, advertising and data network services. PeopleString also derives revenue from marketing affiliations. PeopleString recognizes revenue in accordance with the guidance contained in the Accounting Standards Codification (“ASC”) 605, “Revenue Recognition” (“ASC 605”).

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consistent with the provisions of ASC 605-45-05, PeopleString generally recognizes revenue associated with its advertising and marketing affiliation programs on a gross basis due primarily to the following factors: PeopleString is the primary obligor; has latitude in establishing prices; has discretion in supplier selection; performs part of the service; and determines specifications.

Consistent with ASC 605-50-15, PeopleString accounts for cash considerations given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than an expense. Accordingly, any corresponding distributions to customers are recorded as a reduction of gross revenue.

PeopleString records its allowance for doubtful accounts based upon an assessment of various factors, including historical experience, age of the accounts receivable balances, the credit quality of customers, current economic conditions and other factors that may affect customers’ ability to pay. At December 31, 2010 and 2009, allowances for doubtful accounts were $5,350 and $650, respectively.

RESEARCH AND DEVELOPMENT

PeopleString accounts for research and development costs in accordance with accounting pronouncements, including ASC 730, “Research and Development” and ASC 985, “Software.”  PeopleString has determined that technological feasibility for its software products is reached shortly before the products are released. Research and development costs incurred between the establishment of technological feasibility and product release have not been material and have accordingly been expensed when incurred.

ADVERTISING

Advertising costs incurred by PeopleString are expensed as incurred.

INCOME TAXES

PeopleString accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of reported assets and liabilities. A valuation allowance reduces the deferred tax assets to the amount estimated more likely than not to be realized.

The principal items giving rise to deferred taxes are timing differences between book and tax assets, other expenditures and a net operating loss carryforward.

STOCK-BASED COMPENSATION

PeopleString accounts for stock-based compensation under ASC 718, “Compensation-Stock Compensation” (ASC 718). The compensation cost for the portion of awards is based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under ASC 718.

PeopleString issues shares of common stock to non-employees as stock-based compensation. PeopleString accounts for the services using the fair market value of the consideration issued, generally measured as the most recent price in the sale of PeopleString’s common stock, or the closing price of PeopleString’s common stock at the date of the agreement. For the years ended December 31, 2010 and 2009, PeopleString recorded compensation expense of $0 and $66,450 in connection with the issuance of shares of common stock to non-employees.

PeopleString has one stock-based compensation plan under which incentive and nonqualified stock options or rights to purchase stock may be granted to employees, officers, directors, agents and consultants of PeopleString. The fair values of the stock options are estimated on the date of grant using the Black-Scholes option-pricing model. For the years ended December 31, 2010 and 2009, PeopleString did not grant stock options.

ACCOUNTING FOR DERIVATIVES

PeopleString evaluates its options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC 815-15-10, “Hedging and Derivatives-Embedded Derivatives” and related interpretations including ASC 815-40-05, “Hedging and Derivatives-Contracts in Entity’s Own Equity.”

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEW FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the “FASB”) has published an update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent). This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this update. The guidance in this update is effective for interim and annual periods ending after December 15, 2009. The adoption of this standard did not have a material impact on the Company’s results of operations, financial condition or cash flows.

NOTE 2. EARNINGS PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the specified period. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares and potential common shares outstanding during the specified period. PeopleString does not have any contingent securities.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 - Observable inputs such as quoted market prices in active markets.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 - Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2010 and 2009, the Company held certain financial assets that are measured at fair value on a recurring basis. These consisted of cash and cash equivalents. The fair value of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1. The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 2 or Level 3 during the years ended December 31, 2010 and 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009:

		Assets at Fair Value at Period End, Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents
December 31, 2010	$449,893	$449,893	$-	$-
December 31, 2009	$390,889	$390,889	$-	$-

There were no financial assets accounted for at fair value on a nonrecurring basis at December 31, 2010 and 2009.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the table above. Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values. The Company did not have any other financial instruments within the scope of the fair value disclosure requirements as of December 31, 2010 and 2009.

NOTE 4. INCOME TAXES

PeopleString applies the provisions of ASC 740, “Income Taxes” (ASC 740). A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Valuation allowances as of December 31, 2010 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as PeopleString may incur losses.

Components of deferred income tax assets are as follows:

	December 31,
	2010	2009
Deferred tax assets - current	Tax Effect	Tax Effect
Benefit due to loss carryforward	$99,880	$118,305
Valuation allowance	(99,880)	(118,305)
	$-	$-

The Company will file income tax returns in all jurisdictions in which it has reason to believe it is subject to tax. The Company is subject to examination by various taxing jurisdictions. To date, there have been no examinations. Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdiction’s laws or regulations. Significant judgment is required in determining the worldwide provisions for income taxes. In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions. It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

NOTE 5. ACCRUED EXPENSES

PeopleString’s incentive-based social network allows users to earn money based on their online and offline activities. PeopleString makes payments twice a month to premium users who have an earned balance of at least $25 and have been active users in the past 90 days, and once a month to free users who have an earned balance of at least $25 and have been active users in the past 90 days. Network earnings are monitored by PeopleString’s management. For the years ended December 31, 2010 and 2009, PeopleString made payments totaling $995,327 and $272,391, respectively. In addition, for active users, PeopleString accrues amounts earned, but not yet paid. Accrued expenses for network earnings at December 31, 2010 and 2009 were $226,596 and $110,526, respectively.

Other accrued expenses at December 31, 2010 and 2009 were $55,140 and $79,987, respectively, primarily for professional fees.

NOTE 6. COMMON STOCK

On January 2, 2009, PeopleString was incorporated in the state of Delaware. Under PeopleString’s amended Certificate of Incorporation, the number of shares of common stock PeopleString is authorized to issue is 250,000,000 shares of common stock, par value $0.00001 per share.

In January 2009, the month of PeopleString’s formation, PeopleString issued 10,000,000 shares of its common stock to BigString Corporation (“BigString”) at a per share purchase price of $0.00005.

Also in January 2009, PeopleString offered to issue 8,300,000 shares of its common stock to its founders at a per share purchase price of $0.00005. In April 2009, PeopleString received $415 and issued 8,300,000 shares of its common stock.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2009, PeopleString offered to issue 3,000,000 shares of its common stock to a strategic shareholder at a per share purchase price of $0.001. In April 2009, the offer was accepted. PeopleString issued 3,000,000 shares of its common stock. The resulting subscription receivable of $3,000 was received in July 2009.

In April 2009, PeopleString issued 1,450,000 shares of its common stock, valued at $0.001 per share, in consideration for consulting services provided by four marketing consultants. The services included marketing advice and survey design. PeopleString recorded consulting expense of $1,450 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

In June 2009, PeopleString initiated a private placement of securities to sell 6,900,000 shares of its common stock at a per share purchase price of $0.03. PeopleString received $150,000 in gross proceeds in June 2009 and issued 5,683,690 shares of its common stock in June 2009. PeopleString received $32,100 in gross proceeds in July 2009 and issued 1,216,310 shares of its common stock in July 2009

Also in June 2009, PeopleString initiated a private placement of securities to sell shares of its common stock at a per share purchase price of $0.05. PeopleString received deposits on its common stock of $23,500 in gross proceeds in June 2009 and then issued 470,000 shares of its common stock in July 2009.

In August 2009, PeopleString issued 1,300,000 shares of its common stock, valued at $0.05 per share, in consideration for sales and legal services provided by two vendors. PeopleString recorded expense of $65,000 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

In October 2009, PeopleString issued 2,480,000 shares of its common stock at a per share purchase price of $0.13 and received $310,000 in gross proceeds.

NOTE 7. SHARE-BASED COMPENSATION

Equity Incentive Plan:

PeopleString adopted its 2009 Equity Incentive Plan, approved by a majority of PeopleString stockholders at the 2009 annual meeting of stockholders, and amended and approved by a majority of the stockholders of PeopleString in 2010 (the “Equity Incentive Plan”). Under the Equity Incentive Plan, incentive and nonqualified stock options and rights to purchase PeopleString’s common stock may be granted to eligible participants. Options granted under the Equity Incentive Plan are generally priced to be at least 100% of the fair market value of PeopleString’s common stock at the date of the grant. Options granted under the Equity Incentive Plan are generally granted for a term of three to ten years. Options granted under the Equity Incentive Plan generally vest between one to five years.

For the years ended December 31, 2010 and 2009, PeopleString did not grant stock options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, consistent with the provisions of ASC 718. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. PeopleString has limited relevant historical information to support the expected exercise behavior because PeopleString’s common stock had not been publicly traded at the time of the grants.

NOTE 8. RELATED PARTY TRANSACTIONS

Technology License and Shared Services Agreement:

On April 2, 2009, PeopleString entered into a verbal agreement with BigString, a related party, to license BigString’s messaging technology and share the cost of certain common services. At December 31, 2010, BigString was a significant, non-majority stockholder of PeopleString’s common stock. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Under the agreement, BigString provides messaging services to PeopleString users. The licensing fee was based on BigString’s experience providing services to other third parties and was determined by BigString’s management. Based on volume, BigString charges PeopleString fees that are higher in aggregate than BigString charges other third parties for outsourced messaging services. For the years ended December 31, 2010 and 2009, the amount incurred by PeopleString for the licensing was $42,000 and $33,000, respectively.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shared services costs are quantified based on management’s estimate of the percentage of time devoted to each company. Payments are due quarterly. In 2009, the shared services included hosting, insurance, rent, payroll and miscellaneous general and administrative expenses, and were primarily paid by BigString. In 2010, the shared services included hosting, insurance, rent and miscellaneous general and administrative expenses, and were primarily paid by PeopleString by year-end. For the years ended December 31, 2010 and 2009, the amount expensed to BigString by PeopleString for the shared expense was $5,403 and $132,340, respectively. PeopleString’s management determined, in their sole discretion, based on their subjective estimate of the amount of time devoted to each company, the amount incurred and paid for the shared services that is allocated to PeopleString.

On August 3, 2009, PeopleString entered into a verbal agreement with Digital BobKat, LLC, a limited liability company in which Robert S. DeMeulemeester, an officer and director of PeopleString, has an interest, to provide business consulting services, including, but not limited to, management, product development, marketing, research, advertising and general business and administrative procedures and processes. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Payments are due monthly and are based on fair market value of the services provided, similar to the terms of a transaction with an unrelated party. Expenses for the years ended December 31, 2010 and 2009 were $51,411 and $43,761, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases:

PeopleString shares office space with BigString and made payments to BigString for the shared office space. Beginning June 1, 2010, PeopleString paid for its shared office space directly to BigString’s landlord. PeopleString leases a secondary office and hosting facilities. Future minimum lease payments for operating leases are approximately as follows:

Minimum
Years Ending	Lease
December 31,	Payments
2011	$23,939

Rental expenses were $20,026 and $3,967 for the years ended December 31, 2010 and 2009, respectively.

Excluding shared services and a licensing fee to BigString, computer co-location, power and Internet access expenses were $46,980 and $9,954 for the years ended December 31, 2010 and 2009, respectively.

Other Commitments:

In the ordinary course of business, PeopleString may provide indemnifications to customers, vendors, lessors, marketing affiliates, directors, officers and other parties with respect to certain matters. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and unique circumstances involved in each agreement. To date, PeopleString has not incurred material costs as a result of obligation under these agreements and has not accrued any liabilities related to such agreements.

NOTE10. SUBSEQUENT EVENTS

In January 2011, PeopleString issued 668,500 shares of its common stock, valued at $0.125 per share, in consideration for marketing services to be provided by 34 consultants. The common stock is restricted and subject to the terms of signed agreements. PeopleString recorded expense of $83,563 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

Also in January 2011, PeopleString issued 50,000 shares of its common stock, valued at $0.125 per share, in consideration for investment banking services to be provided by Buckman, Buckman & Reid. The common stock is restricted. PeopleString recorded expense of $6,250 in connection with the issuance of these shares. Fair market value was based on the most recent prior private placement per share purchase price.

PEOPLESTRING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2011, PeopleString granted incentive stock options to purchase 4,475,000 shares of PeopleString’s common stock under its Equity Incentive Plan to certain of PeopleString’s employees. The incentive stock options were granted at an exercise price of $0.20 per underlying share and vest over a period of one or two years. In addition, PeopleString granted non-qualified stock options to purchase 10,949,500 shares of PeopleString’s common stock under its Equity Incentive Plan to certain of PeopleString’s consultants. The non-qualified stock options were granted at an exercise price of $0.20 or $0.60 per underlying share and vest over a period of two years.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. PeopleString will record $45,593 of stock-based compensation expense, net of estimated forfeitures, over the expected lives of the grants, which range from 18 to 30 months.

As of March 29, 2011, the Equity Incentive Plan had not been registered with the SEC. As of March 29, 2011, no options were exercised, and no cash received from option exercises and purchases of shares.

PART II

INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 13.       Other Expenses of Issuance and Distribution

Expenses (1)
SEC registration fee	$485.29
Accounting fees and expenses	4,000.00
Legal fees and expenses	75,000.00
Blue Sky fees and expenses	950.00
Transfer Agent, Registrar expenses and printing and engraving expenses	2,500.00
Miscellaneous expenses	2,000.00
TOTAL	$84,935.29

(1)     All amounts are estimates, other than the Security and Exchange Commission's registration fee.

We are paying all expenses of the Offering listed above. No portion of these expenses will be paid by the selling stockholders. The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14.       Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The indemnification provisions in our certificate of incorporation and by-laws also permit indemnification for liabilities arising under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.      Recent Sales of Unregistered Securities.

Private Placement Offering

On May 23, 2011, pursuant to the Securities Purchase Agreements, we issued to the Investors Purchased Shares of 2,400,000 shares of our common stock and Warrants Shares underlying the Warrants exercisable into 4,800,000 shares of our common stock for total subscription proceeds of $1,200,000.

Pursuant to the terms of the Engagement Agreement, the Company also issued to the Placement Agent at the Closing Date warrants to purchase the number of shares of common stock of the Company equal to 7% of the aggregate number of Purchased Shares, which shall have the same terms, including exercise price and registration rights, as the Warrants issued to Investors in the Offering.

Issuance of securities to the Investors and the Placement Agent were not registered under the Securities Act of 1933 (the “Securities Act”). Such issuance of securities was exempt from registration under the safe harbor provided by Regulation D Rule 506 and Section 4(2) of the Securities Act. We made this determination in part based on the representations of Investors, which included, in pertinent part, that such Investors were an “accredited investor” as defined in Rule 501(a) under the Securities Act, and upon such further representations from the Investors that (a) the Investor is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the Investor agrees not to sell or otherwise transfer the purchased securities unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the Investor either alone or together with its representatives has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, and (d) the Investor has no need for the liquidity in its investment in us and could afford the complete loss of such investment.  Our determination is made based further upon our action of (a) making written disclosure to each Investor in the Securities Purchase Agreement prior to the closing of sale that the securities have not been registered under the Securities Act and therefore cannot be resold unless they are registered or unless an exemption from registration is available, (b) making written descriptions of the securities being offered, the use of the proceeds from the offering and any material changes in the Company’s affairs that are not disclosed in the documents furnished, and (c) placement of a legend on the certificate that evidences the securities stating that the securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale of the securities, and upon such inaction of  the Company of any general solicitation or advertising for securities herein issued in reliance upon Regulation D Rule 506 and Section 4(2) of the Securities Act.

In addition, since our inception in January 2, 2009, the Registrant has issued the following shares of common stock, with the associated cash received, aggregate offering price, and exemption relied upon for each sale of unregistered securities:
Date	Name	Common Shares	Cash Received	Aggregate Offering Price per Share	Exemption Relied On
1/2/2009	BigString Corporation	10,000,000	$500	$0.0001	4(2)
4/2/2009	Darin M. Myman	2,500,000	125	0.0001	4(2)
4/2/2009	Robert S. DeMeulemeester	2,500,000	125	0.0001	4(2)
4/2/2009	Adam M. Kotkin	2,500,000	125	0.0001	4(2)
4/2/2009	Peter Shelus	800,000	40	0.0001	4(2)
4/2/2009	Craig Myman	800,000	-		4(2)
4/2/2009	Marc Dutton	400,000	-		4(2)
4/2/2009	Jeffrey Kay	200,000	-		4(2)
4/2/2009	Randi Karmin	50,000	-		4(2)
4/15/2009	Robb Knie	3,000,000	3,000	.0010	4(2)
6/15/2009	Barry Honig	2,950,000	77,854	0.0264	506 Reg D
6/15/2009	Alan S. Honig	610,000	16,099	0.0264	506 Reg D
6/15/2009	Alan S. Honig Custodian for Cameron Honig UTMA F/L	423,015	11,164	0.0264	506 Reg D
6/15/2009	Alan S. Honig Custodian for Harrison Honig UTMA F/L	423,015	11,164	0.0264	506 Reg D
6/15/2009	Alan S. Honig Custodian for Jacob Honig UTMA F/L	423,015	11,164	0.0264	506 Reg D
6/15/2009	Alan S. Honig Custodian for Ryan Honig UTMA F/L	423,015	11,164	0.0264	506 Reg D
6/15/2009	Jonathan Honig	431,630	11,391	0.0264	506 Reg D
7/2/2009	Alan S. Honig Custodian for Cameron Honig UTMA F/L	161,985	4,275	0.0264	506 Reg D
7/2/2009	Alan S. Honig Custodian for Harrison Honig UTMA F/L	161,985	4,275	0.0264	506 Reg D
7/2/2009	Alan S. Honig Custodian for Jacob Honig UTMA F/L	161,985	4,275	0.0264	506 Reg D
7/2/2009	Alan S. Honig Custodian for Ryan Honig UTMA F/L	161,985	4,275	0.0264	506 Reg D
7/2/2009	Jonathan Honig	568,370	15,000	0.0264	506 Reg D
7/13/2009	Kim & Matthew Barra	200,000	10,000	0.0500	506 Reg D
7/13/2009	Sara & Patrick Vertucci	100,000	5,000	0.0500	506 Reg D
7/13/2009	Revolutionary Asset Mgmt, LLC	100,000	5,000	0.0500	506 Reg D
7/13/2009	Milton & Olga Cohen	70,000	3,500	0.0500	506 Reg D
8/15/2009	Bruce Van Heel (1)	1,000,000	-		4(2)
8/15/2009	Barbara R. Mittman (2)	300,000	-		4(2)
10/19/2009	Joseph A. Noel	560,000	70,000	0.1250	506 Reg D
10/19/2009	Sheena Kong	560,000	70,000	0.1250	506 Reg D
10/19/2009	Frank D'Agostino	400,000	50,000	0.1250	506 Reg D
10/19/2009	Robert S. Coleman Trust	400,000	50,000	0.1250	506 Reg D
10/19/2009	Michael Brauser	400,000	50,000	0.1250	506 Reg D
10/19/2009	Katherine Noel Zuniga	160,000	20,000	0.1250	506 Reg D

All of the above offerings and sales were made pursuant to Section 3(b), 4(2) and/or rule 506 of Regulation D of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company and/or its executive officers or directors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. No underwriting discounts or commissions were paid in connection with the sale of such securities.

(1)  PeopleString issued 1,000,000 shares of its common stock, valued at $0.05 per share, for a total value of $50,000, to Bruce Van Heel in lieu of sales and marketing services.

(2)  PeopleString issued 300,000 shares of its common stock, valued at $0.05 per share, for a total value of $15,000, to Barbara R. Mittman in lieu of legal fees.

Item 16.      Exhibits and Financial Statement Schedules

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation [incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1filed on November 23, 2009].
3.2	Amended and Restated Bylaws [incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1filed on November 23, 2009].
5.1	Opinion of Anslow & Jaclin
10.1
Securities Purchase Agreement between Peoplestring Corporation and various investors, dated May 18, 2011 [incorporated by reference to Exhibit 10.1  to the Company’s Current Report on Form 8-K filed on May 24, 2011].

10.2	Form of Series A Warrant dated May 18, 2011 [incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 24, 2011].
10.3	Form of Series B Warrant dated May 18, 2011 [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 24, 2011].
10.4	Form of Series C Warrant dated May 18, 2011 [incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 24, 2011].
10.5
Registration Rights Agreement between Peoplestring Corporation and various investors dated May 18, 2011 [incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 24, 2011].

10.6
Engagement Letter signed by Peoplestring Corporation and Rodman & Renshaw, dated May 5, 2011 [incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 24, 2011].

10.7	2009 Equity Incentive Plan [incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 12, 2010].
23.1	Consent of Madsen & Associates CPA’s, Inc., Certified Public Accountants
23.2	Opinion of Anslow & Jaclin [incorporated by reference to Exhibit 5.1 herewith].

Item 17.     Undertakings

The Registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

	i.	Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on June 22, 2011.

PEOPLESTRING CORPORATION

By: /s/ Darin M. Myman
Darin M. Myman President and Chief Executive Officer and Director

By: /s/ Robert S. DeMeulemeester
Robert S. DeMeulemeester Executive Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Darin M. Myman
Darin M. Myman President and Chief Executive Officer and Director

By: /s/ Robert S. DeMeulemeester
Robert S. DeMeulemeester Executive Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Director

By: /s/ Adam Kotkin
Adam Kotkin Chief Operating Officer

Date: June 22, 2011